As filed with the Securities and Exchange
                             Commission on    March 31, 1997



                            Registration No. 811-5670



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2


REGISTRATION STATEMENT UNDER THE INVESTMENT                               /X/
  COMPANY ACT OF 1940


         AMENDMENT NO.    12
         /X/


                       OPPENHEIMER WORLD BOND FUND
                 (formerly "Oppenheimer Multi-Government Trust")
-------------------------------------------------------------------
              (Exact Name of Registrant as Specified in Charter)

            Two World Trade Center, New York, New York 10048-0203
-------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                212-323-0200
-------------------------------------------------------------------
                      (Registrant's Telephone Number)

                          ANDREW J. DONOHUE, ESQ.
                          OppenheimerFunds, Inc.
            Two World Trade Center, New York, New York 10048-0203
-------------------------------------------------------------------
               (Name and Address of Agent for Service)

                                    FORM N-2

                           OPPENHEIMER WORLD BOND FUND
                 (formerly "Oppenheimer Multi-Government Trust")

                              Cross Reference Sheet

Part A of
Form N-2
Item No.                   Prospectus Heading

1                          *
2                          *
3                          *
4                          *
5                          *
6                          *
7                          *
8                          General Description of the Registrant
9                          Management
10                         Capital Stock, Long-Term Debt, and Other Securities
11                         *
12                         *
13                         See Item 15 of the Statement of Additional
                           Information

Part B of
Form N-2
Item No.                   Heading In Statement of Additional Information

14                         Cover Page
15                         Table of Contents
16                         *
17                         See Item 8 of the Prospectus
18                         Management
19                         Control Persons and Principal Holders of Securities
20                         See Item 9 of the Prospectus
21                         Brokerage Allocation and Other Practices
22                         See Item 10 of the Prospectus
23                         Financial Statements

----------------
* Not applicable or negative answer.

                           OPPENHEIMER WORLD BOND FUND
                 (formerly "Oppenheimer Multi-Government Trust")

                                     PART A

                                March 31, 1997

                      INFORMATION REQUIRED IN A PROSPECTUS


Item 1.         Outside Front Cover.

                Inapplicable.

Item 2.         Inside Front and Outside Back Cover Page.

                Inapplicable.

Item 3.         Fee Table and Synopsis.

                Inapplicable.

Item 4.         Financial Highlights.

                Inapplicable.

Item 5.         Plan of Distribution.

                Inapplicable.

Item 6.         Selling Shareholders.

                Inapplicable.

Item 7.         Use of Proceeds.

                Inapplicable.

Item 8.         General Description of the Registrant.

         1. Organization. Oppenheimer World Bond Fund, formerly named "Oppenheimer Multi-Government Trust" (the "Fund" or
"Registrant") is a closed-end diversified management investment company organized as a Massachusetts business trust on October 5, 1988.

         2, 3 and 4. Objectives. The Fund's primary investment objective is high current income consistent with preservation of capital. Its secondary objective is capital appreciation, which it may pursue by seeking to take advantage of changes in currency exchange and interest rates and by investing in convertible securities. The Fund's investment policies and practices are not "fundamental" policies (as defined below) unless a particular policy is identified as fundamental. The Fund's Board of Trustees may change non-fundamental investment policies without shareholder approval. The Fund's investment objectives are fundamental policies.

Investment Policies and Strategies. In seeking its objectives, as a matter of non-fundamental policy, the Fund will invest at least 65% of its total assets in bonds (defined, for purposes of this non-fundamental investment policy, to be debt securities), and will invest at least 50% of its net assets in foreign securities. Also, as a matter of non-fundamental policy, the Fund will not make any purchase that will cause 25% or more of its total assets to be invested in Foreign Government Securities and foreign corporate securities of any one country (other than the United States). Foreign Government Securities are debt instruments issued or guaranteed by foreign governments, or their political subdivisions, agencies or instrumentalities, including supranational entities. The Fund may also invest in U.S. Government Securities, which are debt instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         In addition to investment in U.S. Government Securities and Foreign Government Securities, the Fund may invest in fixed-income securities of domestic and foreign corporations, including short-term money market instruments. Other securities and investments which may be held by the Fund include put and call options, common stock acquired upon the exercise of options or conversion of convertible securities, and futures contracts and related options. The Fund is designed for long-term investment and investors should not consider it as a trading vehicle although the Fund itself may at times have a relatively high turnover rate.

         The Fund's investment adviser, OppenheimerFunds, Inc. (the "Adviser"), will adjust the duration of the Fund's investment in debt securities from time to time, depending on its assessment of relative yields of securities of different maturities and its expectations of future changes in interest rates. The Fund measures its portfolio duration on a "dollar-weighted" basis. "Effective portfolio duration" refers to the expected percentage change in the value of a bond resulting from a change in general interest rates (measured by each 1% change in the rates on U.S. Treasury securities). For example, if a bond has an effective duration of three years, a 1% increase in general interest rates would be expected to cause the bond to decline about 3%. It is a measure of portfolio volatility.

         U.S. Government Securities are considered among the most creditworthy of fixed-income investments. Because of this, the yields available from U.S. Government Securities are generally lower than the yields available from corporate debt securities. Nevertheless, the values of U.S. Government Securities (like those of fixed-income securities generally) will change as interest rates fluctuate. Despite guarantees as to the timely payment of principal and interest on U.S. Government Securities and Foreign Government Securities, such guarantees do not extend to the value or yield of such securities nor do they extend to the value of shares of the Fund.

         o Special Risks - High Yield Securities. The debt instruments in which the Fund may invest may be unrated or, if rated, in any rating category, provided, that, investments in securities rated lower than investment grade ("Baa" by Moody's Investors Service, Inc. ("Moody's") or "BBB" by Standard & Poor's Corporation ("Standard & Poor's")or Duff & Phelps, Inc. (Duff & Phelps) or another nationally recognized statistical rating organization) may not exceed 50% of the Fund's total assets, with no more than 30% of the Fund's total assets being invested in non-investment grade: (1) Foreign Government Securities, (2) securities issued by foreign corporations or (3) securities denominated in non-U.S. currencies. Notwithstanding the foregoing, the Fund may not invest more than 5% of its total assets, measured at the time of purchase, in securities which are rated "C" or "D" by either Moody's, Duff & Phelps or Standard & Poor's. Those securities may be considered highly speculative and may be in default. The Appendix to this Prospectus describes these rating categories.


         The primary advantage of lower-rated, high yield securities is their relatively higher investment return. High yield bonds offer a higher yield to maturity than bonds with higher ratings, as compensation for holding an obligation that may be subject to greater risk. During periods of falling interest rates, the values of outstanding fixed-income securities generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. The magnitude of these fluctuations will generally be greater for securities with longer maturities. Those changes will affect the values of the Fund's portfolio securities, and therefore its net asset value per share. Further, because of their high coupon rates, high yield securities are generally less price sensitive to changes in interest rates than U.S. Treasury Securities. However, high yield securities, whether rated or unrated, may be subject to greater market fluctuations and risks of loss of income and principal and have less liquidity than lower yielding, higher-rated fixed-income securities.

         Some of the principal risks of high yield securities include: (i) limited liquidity and secondary market support, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination of the holder's claims to the prior claims of banks and other senior lenders in bankruptcy proceedings, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates, whereby the holder might receive redemption proceeds at times when only lower-yielding portfolio securities are available for investment, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service, and (vi) the issuer's low creditworthiness and potential for insolvency during periods of rising interest rates and economic downturn. Some high yield bonds pay interest in kind rather than in cash.

         As a result of the limited liquidity of high yield securities, their prices have at times experienced significant and rapid decline when a significant number of holders of high yield securities simultaneously decided to sell them. A decline is also likely in the high yield bond market during an economic downturn. An economic downturn or an increase in interest rates could severely disrupt the market for high yield securities and adversely affect the value of outstanding securities and the ability of the issuers to repay principal and interest.

         o Interest Rate Risks. In addition to credit risks, described below, debt securities are subject to changes in value due to changes in prevailing interest rates. When prevailing interest rates fall, the values of outstanding debt securities generally rise. Conversely, when interest rates rise, the values of outstanding debt securities generally decline. The magnitude of these fluctuations will usually be greater when the average maturity of the portfolio securities is longer.

         |X| Credit Risks. Debt securities are also subject to credit risks. Credit risk relates to the ability of the issuer of a debt security to make interest or principal payments on the security as they become due. Generally, higher-yielding, lower-rated bonds (which are some of the type of bonds the Fund seeks to invest in) are subject to greater credit risk than higher-rated bonds. Securities issued or guaranteed by the U.S. Government are subject to little, if any, credit risk if they are backed by the "full faith and credit of the U.S. Government," which in general terms means that the U.S. Treasury stands behind the obligation to pay interest and principal. While the Adviser may rely to some extent on credit ratings by nationally recognized statistical rating agencies, including, but not limited to Standard & Poor's, Duff & Phelps or Moody's, in evaluating the credit risk of securities selected for the Fund's portfolio, it may also use its own research and analysis or that provided by other sources. However, many factors affect an issuer's ability to make timely payments, and there can be no assurance that the credit risks of a particular security will not change over time or that the credit risk will be correctly analyzed by the Adviser, by nationally recognized rating agencies, or by other sources.

         o Foreign Securities. The Fund may invest in equity and debt securities (which may either be denominated in U.S. dollars or in non-U.S. currencies), issued or guaranteed by foreign corporations, certain supranational entities (described below), and foreign governments or their agencies or instrumentalities, and in debt obligations issued by U.S. corporations denominated in non-U.S. currencies. All such securities are referred to as "foreign securities."

         Investing in foreign securities offers potential benefits not available from investing solely in securities of domestic issuers, including the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not move in a manner parallel to U.S. markets. If the Fund's portfolio securities are held abroad, the countries in which they may be held and the sub-custodians or depositories holding them must be approved by the Corporation's Board of Directors to the extent that approval is required under applicable rules of the Securities and Exchange Commission.

         o Risks of Foreign Investing. Investments in foreign securities present special additional risks and considerations not typically associated with investments in domestic securities: reduction of income by foreign taxes; fluctuation in value of foreign portfolio investments due to changes in currency rates and control regulations (e.g., currency blockage); transaction charges for currency exchange; lack of public information about foreign issuers; lack of uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic issuers; less volume on foreign exchanges than on U.S. exchanges; greater volatility and less liquidity on foreign markets than in the U.S.; less regulation of foreign issuers, stock exchanges and brokers than in the U.S.; greater difficulties in commencing lawsuits and obtaining judgments in foreign courts; higher brokerage commission rates than in the U.S.; increased risks of delays in settlement of portfolio transactions or loss of certificates for portfolio securities; possibilities in some countries of expropriation, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and unfavorable differences between the U.S. economy and foreign economies. In the past, U.S. Government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

         o Special Risks of Emerging Market Countries. Investments in emerging market countries may involve further risks in addition to those identified above for investments in foreign securities.
Securities issued by emerging market countries and by companies located in those countries may be subject to extended settlement periods, whereby the Fund might not receive principal and/or income on a timely basis and its net asset value could be affected. There may be a lack of liquidity for emerging market securities; interest rates and foreign currency exchange rates may be more volatile; sovereign limitations on foreign investments may be more likely to be imposed; there may be significant balance of payment deficits; and their economies and markets may respond in a more volatile manner to economic changes than those of developed countries.

         Because the Fund may purchase securities denominated in foreign currencies, a change in the value of any such currency against the U.S. dollar will result in a change in the U.S. dollar value of the Fund's assets and the Fund's income available for distribution. In addition, although a portion of the Fund's investment income may be received or realized in foreign currencies, the Fund will be required to compute and distribute its income in U.S. dollars, and absorb the cost of currency fluctuations. The Fund may engage in foreign currency exchange transactions for hedging purposes to protect against changes in future exchange rates.

         o  U.S. Government Securities.

         U.S. Government Securities are debt obligations issued or guaranteed by the United States Government or its agencies or instrumentalities. Obligations of U.S. Government agencies or instrumentalities may or may not be guaranteed or supported by the "full faith and credit" of the United States. Some are backed by the right of the issuer to borrow from the U.S. Treasury; others, by discretionary authority of the U.S. Government to purchase the agencies'
obligations; while others are supported only by the credit of the instrumentality. All U.S. Treasury obligations are backed by the full faith and credit of the United States. If the securities are not backed by the full faith and credit of the United States, the owner of the securities must look principally to the agency issuing the obligation for repayment and may not be able to assert a claim against the United States in the event that the agency or instrumentality does not meet its commitment. U.S.
Government Securities include the following:

         o U.S. Treasury Obligations. These include Treasury Bills (which have maturities of one year or less when issued), Treasury Notes (which have maturities of two to ten years when issued) and Treasury Bonds (which have maturities generally greater than ten years when issued). U.S. Treasury obligations are backed by the full faith and credit of the United States.

         o  Obligations Issued or Guaranteed by U.S. Government
Agencies or Instrumentalities. These are obligations that are supported by any of the following: (a) the full faith and credit of the U.S. Government, such as Government National Mortgage Association ("Ginnie Mae") modified pass-through certificates as described below, (b) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Government such as bonds issued by Federal National Mortgage Association ("Fannie Mae"), (c) the discretionary authority of the U.S. Government to purchase the obligations of the agency or instrumentality, or (d) the credit of the instrumentality, such as obligations of Federal Home Loan Mortgage Corporation ("Freddie Mac"). Agencies and instrumentalities the securities of which are supported by the discretionary authority of the U.S. Government to purchase such securities and which the Fund may purchase under (c) above include: Federal Land Banks, Farmers Home Administration, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Freddie Mac and Fannie Mae.

         o Zero Coupon Treasury Securities. "Zero coupon" Treasury securities are: (i) U.S. Treasury notes or bonds which have been stripped of their unmatured interest coupons and receipts; or (ii) certificates representing interests in such stripped debt obligations or coupons. The Fund will not invest in certificates which are issued by private issuers. Because a zero coupon security pays no interest to its holder during its life, the Fund will invest in such securities for capital appreciation purposes. Such securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations of market value in response to changing interest rates than debt obligations of comparable maturities which make current distribution of interest. Current Federal tax law requires that a holder of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the holder received no interest payment in cash on the security during the year. The Fund will not invest more than 10% of its total assets at the time of purchase in zero coupon Treasury securities.

         o Mortgage-Backed Securities and CMOs. The Fund's investment in U.S. Government Securities may include securities which represent participation interests in pools of residential mortgage loans which are guaranteed by agencies or instrumentalities of the U.S. Government. Such securities differ from conventional debt securities which provide for periodic payment of interest in fixed amounts (usually semi-annually) with principal payments at maturity or specified call dates. Mortgage-backed securities provide monthly payments which are, in effect, a "pass-through" of the monthly interest and principal payments (including any prepayment made by the individual borrowers on the pooled mortgage loans). Principal prepayments result from the sale of the underlying property or the refinancing or foreclosure of underlying mortgages or other factors.

         The effective maturity of a mortgage-backed security may be shortened by unscheduled or early payment of principal and interest on the underlying mortgages, which may affect the effective yield of such securities. The principal that is returned may be invested in instruments having a higher or lower yield than the prepaid instruments, depending on then-current market conditions. Such securities therefore may be less effective as a means of "locking in" attractive long-term interest rates and may have less potential for appreciation during periods of declining interest rates than conventional bonds with comparable stated maturities. If the Fund buys mortgage-backed securities at a premium, prepayments of principal and foreclosures of mortgages may result in some loss of the Fund's principal investment to the extent of the premium paid.

         The Fund may invest in collateralized mortgage obligations ("CMOs") that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities (or by a private issuer), or that are collateralized by a portfolio of mortgages or mortgage-related securities guaranteed by such an agency or instrumentality (or by a private issuer). Payment of the interest and principal generated by the pool of mortgages is passed through to the holders as the payments are received by the issuer of the CMO. CMOs may be issued in a variety of classes or series ("tranches") that may have different maturities and other different characteristics. For example, the principal value of certain CMO tranches may be more volatile than other types of mortgage-related securities, because of the possibility that the principal value of the CMO may be prepaid earlier than the maturity of the CMO as a result of prepayments of the underlying mortgage loans by the borrowers.

         The Fund may invest in "stripped" mortgage-backed securities or CMOs or other securities issued by agencies or instrumentalities of the U.S. Government. Stripped mortgage-backed securities usually have two classes. The classes receive different proportions of the interest and principal distributions on the pool of mortgage assets that act as collateral for the security. In certain cases, one class will receive all of the interest payments (and is known as an "I/O"), while the other class will receive all of the principal value on maturity (and is known as a "P/O").

         The yield to maturity on the class that receives only interest is extremely sensitive to the rate of payment of the principal on the underlying mortgages. Principal prepayments increase that sensitivity. Stripped securities that pay "interest only" are therefore subject to greater price volatility when interest rates change, and they have the additional risk that if the underlying mortgages are prepaid, the Fund will lose the anticipated cash flow from the interest on the prepaid mortgages. That risk is increased when general interest rates fall, and in times of rapidly falling interest rates, the Fund might receive back less than its investment.

         The value of "principal only" securities generally increases as interest rates decline and prepayment rates rise. The price of these securities is typically more volatile than that of coupon- bearing bonds of the same maturity.

         Stripped securities are generally purchased and sold by institutional investors through investment banking firms. At present, established trading markets have not yet developed for these securities. Therefore, some stripped securities may be deemed "illiquid." If the Fund holds illiquid stripped securities, the amount it can hold will be subject to the Fund's investment policy limiting investments in illiquid securities to 10% of the Fund's assets.

         The Fund may also enter into "forward roll" transactions with banks or other buyers that provide for future delivery of the mortgage-backed securities in which the Fund may invest. The Fund would be required to segregate liquid assets of any type, including equity and debt securities of any grade to its custodian bank in an amount equal to its purchase payment obligation under the roll.


         o GNMA Certificates. Certificates of the Government National Mortgage Association ("GNMA Certificates") are mortgage-backed securities which evidence an undivided interest in a pool or pools of mortgages. The GNMA Certificates that the Fund may purchase are of the "modified pass-through" type, which entitle the holder to receive timely payment of all interest and principal payments due on the mortgage pool, net of fees paid to the "issuer" and GNMA, regardless of whether the mortgagor actually makes the payment.

         The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). The GNMA guarantee is backed by the full faith and credit of the U.S. Government. GNMA is also empowered to borrow without limitation from the U.S. Treasury if necessary to make any payments required under its guarantee.

         The average life of a GNMA Certificate is likely to be substantially shorter than the original maturity of the mortgages underlying the securities. Prepayment of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee, except to the extent that the Fund has purchased the certificates at a premium in the secondary market.

         o  FHLMC Securities.  The Federal Home Loan Mortgage

Corporation ("FHLMC") was created to promote development of a nationwide secondary market for conventional residential mortgages. FHLMC issues two types of mortgage pass-through securities ("FHLMC Certificates"): mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made and owned on the underlying pool. FHMLC guarantees timely monthly payment of interest on PCs and the ultimate payment of principal.

         GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years. The FHLMC guarantee is not backed by the full faith and credit of the U.S. Government.

         o FNMA Securities. The Federal National Mortgage Association ("FNMA") was established to create a secondary market in mortgages insured by the FHA. FNMA issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificates represents a pro rata share of all interest and principal payments made and owed on the underlying pool FNMA guarantees timely payment of interest and principal on FNMA Certificates. The FNMA guarantee is not backed by the full faith and credit of the U.S. Government.

         o  Other Securities.

         o  Corporate Securities

         The corporate fixed-income securities in which the Fund may invest include securities issued by domestic and foreign corporations and issuers and may be denominated in U.S. dollars or in non-U.S. currencies. These investments may include non-convertible debt obligations such as bonds, debentures and notes. The corporate fixed-income investments of the Fund may also include preferred and convertible preferred stocks of domestic corporations and issuers. Investment in foreign securities involves considerations and risks not associated with investment in securities of U.S. issuers.

         o Preferred Stocks. Preferred stocks, like common stocks, represent ownership interests in a corporation. However, unlike common stock, preferred stock offers a stated dividend rate payable from a corporation's earnings. Dividends on some preferred stocks may be "cumulative" if stated dividends from prior periods have not been paid. Preferred stock also generally has a preference over common stock on the distribution of a corporation's assets in the event of liquidation of the corporation, and may be "participating," which means that it may be entitled to a dividend exceeding the stated dividend in certain cases. The rights of preferred stocks are generally subordinate to rights associated with a corporation's debt securities.

         o Convertible Securities. Convertible fixed-income securities may include convertible debt obligations and preferred stocks, and can provide a potential for current income through interest and dividend payments and at the same time provide an opportunity for capital appreciation by virtue of their convertibility into common stock.

         Convertible securities rank senior to common stock in a corporation's capital structure and, therefore, may entail less risk than the corporation's common stock. The value of a convertible security is a function of its "investment value" (its value without considering its conversion privilege) and its "conversion value" (the security's worth if it were to be exchanged pursuant to its conversion privilege for the underlying security at the market value of the underlying security). Convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality.

         To the extent that a convertible security's investment value is greater than its conversion value, its price will be primarily a reflection of such investment value and its price will be likely to increase when interest rates fall and decrease when interest rates rise as with other fixed-income securities (the credit standing of the issuer and other factors may also have an effect on the convertible security's value). If the conversion value exceeds the investment value, the price of the convertible security will rise above its investment value and, in addition, will sell at some premium over its conversion value, which represents the price investors are willing to pay for the privilege of purchasing a fixed-income security with a possibility of capital appreciation due to the conversion privilege. At such times the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security. Convertible securities may be purchased by the Fund at varying price levels above their investment values and/or their conversion values in keeping with the Fund's objectives.

         o  Money Market Instruments

         The Fund may invest in U.S. dollar-denominated debt obligations maturing in one year or less to maintain liquidity deemed necessary by the Adviser for investment purposes. In addition, the Fund may invest in such instruments for defensive purposes, to minimize the impact of fluctuating interest rates on the net asset value of the Fund during periods of adverse market conditions. These obligations include:

         (1) U.S. Government Securities: Debt instruments of the type described under "U.S. Government Securities" above. Instruments in money market instruments will be viewed by the Fund as U.S.
Government Securities to the extent that the securities or, in the case of repurchase agreements, the securities collateralizing the agreements, are U.S. Government Securities.

         (2) Bank Obligations and Instruments Secured Thereby: The bank obligations the Fund may invest in include time deposits, certificates of deposit, and bankers' acceptances if they are: (i) obligations of a domestic bank with total assets of at least $1 billion or (ii) obligations of a foreign bank with total assets of at least U.S. $1 billion. The Fund may also invest in instruments secured by such obligations (e.g., debt which is guaranteed by the bank). For purposes of this section, the term "bank" includes commercial banks, savings banks, and savings and loan associations which may or may not be members of the Federal Deposit Insurance Corporation.

         Time deposits are non-negotiable deposits in a bank for a specified period of time at a stated interest rate, whether or not subject to withdrawal penalties. However, time deposits that are subject to withdrawal penalties, other than those maturing in seven days or less, are subject to the limitation on investments by the Fund in illiquid investments, set forth in the Prospectus under "Illiquid and Restricted Securities."

         Banker's acceptances are marketable short-term credit instruments used to finance the import, export, transfer or storage of goods. They are deemed "accepted" when a bank guarantees their payment at maturity.

         (3) Commercial Paper: Obligations rated "A-1", "A-2" or "A-3" by Standard & Poor's or Prime-1, Prime-2 or Prime-3 by Moody's or if not rated, issued by a corporation or a foreign government, subdivision, agency or instrumentality having an existing debt security rated "A" or better by Standard & Poor's or Moody's.

         (4) Corporate Obligations: Corporate debt obligations (including master demand notes but not including commercial paper) if they are issued by domestic corporations and are rated "A" or better by Standard & Poor's or Moody's or unrated securities which are of comparable quality in the opinion of the Adviser.

         (5) Other Obligations: Obligations other than those listed in (1) through (4) above, but not satisfying the standards set forth therein, if they are: (i) subject to repurchase agreements; or (ii) guaranteed as to principal and interest by a domestic or foreign bank having total assets in excess of $1 billion, by a corporation whose commercial paper may be purchased by the Fund, or by a foreign government, subdivision, agency or instrumentality having an existing debt security rated "A" or better by Standard & Poor's, Duff & Phelps or Moody's.


         (6) Board Approved Instruments: Other short-term investments of a type which the Board determines presents minimal credit risks and which are of "high quality" as determined by any major rating service or, in the case of an instrument that is not rated, of comparable qualify as determined by the Board. Appendix B to the Prospectus dated November 23, 1988 contains a general description of securities ratings.

         Bankers' acceptances are marketable short-term credit instruments used to finance the import, export, transfer or storage of goods. They are deemed "accepted" when a bank guarantees their payment at maturity.


         Bank time deposits may be non-negotiable until expiration and may impose penalties for early withdrawal. Master demand notes are corporate obligations which permit the investment of fluctuating amounts by the Fund at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower. They permit daily changes in the amounts borrowed. The Fund has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may repay up to the full amount of the note without penalty. These notes may or may not be backed by bank letters of credit. Because these notes are direct lending arrangements between the lender and borrower, it is not generally contemplated that they will be traded, and there is no secondary market for them, although they are redeemable (and thus immediately repayable by the borrower) at principal amount, plus accrued interest, at any time. The Fund has no limitations on the type of issuer from whom these notes will be purchased; however, in connection with such purchase and on an ongoing basis, subject to policies established by the Board of Trustees, the Adviser will consider the earning power, cash flow and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes made demand simultaneously. Investments in bank time deposits and master demand notes are subject to the 15% investment limitation on securities that are not readily marketable as set forth below.

         o  Asset-Backed Securities

         The Fund may invest in securities that represent undivided fractional interests in pools of consumer loans, similar in structure to the mortgage-backed securities in which the Fund may invest described above. Payments of principal and interest are passed through to holders of asset-backed securities and are typically supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guarantee by another entity or having a priority to certain of the borrower's other obligations. The degree of credit enhancement varies and generally applies, until exhausted, to only a fraction of the asset-backed security's par value. If the credit enhancement of any asset-backed security held by the Fund has been exhausted, and if any required payments of principal and interest are not made with respect to the underlying loans, the Fund may then experience losses or delays in receiving payment and a decrease in the value of the asset-backed security.

         The value of asset-backed securities is affected by changes in the market's perception of the asset backing the security, the creditworthiness of the servicing agent for the loan pool, the originator of the loans, or the financial institution providing any credit enhancement, and is also affected if any credit enhancement is exhausted. The risks of investing in asset-backed securities are ultimately dependent upon payment of the underlying consumer loans by the individuals, and the Fund would generally have no recourse to the entity that originated the loans in the event of default by a borrower. The underlying loans are subject to prepayments that shorten the weighted average life of asset-backed securities and may lower their return in the same manner as described above for prepayments of a pool of mortgage loans underlying mortgage-backed securities.

         o  Participation Interests

         The Fund may acquire participation interests in loans that are made to U.S. or foreign companies or to foreign governments (the "borrower"). They may be interests in, or assignments of, the loan and are acquired from banks or brokers that have made the loan or are members of the lending syndicate. No more than 5% of the Fund's net assets can be invested in participation interest of the same borrower. The Adviser has set certain creditworthiness standards for issuers of loan participations, and monitors their creditworthiness. The value of loan participation interests depends primarily upon the creditworthiness of the borrower, and its ability to pay interest and principal. Borrowers may have difficulty making payments. If a borrower fails to make scheduled interest or principal payments, the Fund could experience a decline in the net asset value of its shares. Some borrowers may have senior securities rated as low as "C" by Moody's or "D" by Standard & Poor's or Duff & Phelps, but may be deemed acceptable credit risks. Participation interests are subject to the Fund's limitations on investments in illiquid securities.


Other Investment Techniques and Strategies. In pursuing its investment objectives, the Fund may engage in the following special investment techniques.

         o Direct Placements and Other Illiquid Securities. The Fund may invest up to 10% of its assets in illiquid securities, which are those securities that are not readily marketable. These include securities purchased in direct placements and securities subject to statutory or contractual restrictions and delays on resale (restricted securities). This policy does not limit the acquisition of restricted securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933 that are determined to be liquid by the Board of Trustees or the Adviser under Board- approved guidelines. Such guidelines take into account trading activity for such securities and the availability of reliable pricing information, among other factors. If there is a lack of trading interest in particular Rule 144A securities, the Fund's holdings of those securities may be illiquid. Restricted securities may generally be resold only in privately-negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act of 1933 and are, therefore, unlike securities which are traded in the open market and can be expected to be sold immediately if the market demand is adequate. If restricted securities are substantially comparable to registered securities of the same issuer which are readily marketable, the Fund may not purchase them unless they are offered at a discount from the market price of the registered securities. No restricted securities will be purchased unless the issuer has agreed to register the securities at its expense within a specific time period. Adverse conditions in the public securities market at certain times may preclude a public offering of an issuer's unregistered securities. There may be undesirable delays in selling restricted securities at prices representing fair value.

         Other illiquid securities in which the Fund may invest include bank time deposits, master demand notes and certain puts and calls which are traded in the over-the-counter markets.

         o  Repurchase  Agreements.  In order  to  increase  income,  any of the securities permissible for purchase may be acquired by the Fund subject to repurchase agreements with commercial banks with total assets in excess of $1 billion or securities dealers with a net worth in excess of $50 million. In a repurchase transaction, at the time the Fund acquires a security, it simultaneously resells it to the vendor and must deliver that security to the vendor on a specific future date. The repurchase price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. The majority of these transactions run from day to day, and delivery pursuant to the resale typically will occur within one to five days of the purchase. The Fund will not enter into a repurchase transaction of more than seven days. Repurchase agreements are considered "loans" under the Investment Company Act of 1940 (the "1940 Act"), collateralized by the underlying security. The Fund's repurchase agreements will require that at all times while the repurchase agreement is in effect, the collateral's value must equal or exceed the repurchase price to collateralize the loan fully. The Adviser will monitor the collateral daily and, in the event its value declines below the repurchase price, will immediately demand additional collateral be deposited. If such demand is not met within one day, the existing collateral will be sold. Additionally, the Adviser will consider the creditworthiness of the vendor. If the vendor fails to pay the agreed-upon resale price on the delivery date, the Fund's risks in such event may include any decline in value of the collateral to an amount which is less than 100% of the repurchase price, any costs of disposing of such collateral, and loss from any delay in foreclosing on the collateral. There is no limit on the amount of the Fund's assets that may be subject to repurchase agreements.

         o When-Issued and Delayed Delivery Transactions. The Fund may purchase mortgage-backed securities, municipal bonds and other debt securities on a "when-issued" basis, and may purchase or sell such securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Although the Fund will enter into such transactions for the purpose of acquiring securities for its portfolio for delivery pursuant to option contracts it has entered into, the Fund may dispose of a commitment prior to settlement. The Fund does not intend to make such purchases for speculative purposes. When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. During the period between commitment by the Fund and settlement (generally between two months and 120 days), no payment is made for the securities purchased, and no interest accrues to the Fund from the transaction. Such securities are subject to market fluctuations; the value at delivery may be less than the purchase price. The Fund will maintain a segregated account with its custodian, consisting of liquid assets of any type, including equity and debt securities of any grade at least equal to the value of purchase commitments until payment is made. Such securities may bear interest at a lower rate than longer term securities. The commitment to purchase a security for which payment will be made on a future date may be deemed a separate security and involve a risk of loss if the value of the security declines prior to the settlement date, which risk is in addition to the risk of decline of the Fund's other assets.

         o Hedging. The Fund may certain kinds of futures contracts; forward contracts; call and put options on securities, futures, indices and foreign currencies; and enter into interest rate swap agreements These are referred to as "Hedging Instruments". Hedging

Instruments may be used to attempt to protect against possible declines in the market value of the Fund's portfolio from downward trends in securities markets (generally due to a rise in interest rates), to protect the Fund's unrealized gains in the value of its securities which have appreciated, to facilitate selling securities for investment reasons, to establish a position in the securities markets as a temporary substitute for purchasing particular securities, or to reduce the risk of adverse currency fluctuations. The Fund's strategy of hedging with Futures and options on Futures will be incidental to the Fund's activities in the underlying cash market. Covered calls and puts may also be written on securities to attempt to increase the Fund's income. A call or put may be purchased only if, after such purchase, the value of all call and put options held by the Fund would not exceed 5% of the Fund's total assets. The Hedging Instruments the Fund may use are described below. As of the date of this Registration Statement, the Fund does not intend to enter into Futures, Forward Contracts and options on Futures if after any such purchase, the sum of margin deposits on Futures and premiums paid on Futures options would exceed 5% of the value of the Fund's total assets.


         o Futures.  The Fund may buy and sell futures  contracts that relate to
(1) stock indices (referred to as Stock Index Futures), other securities indices (together with Stock Index Futures, refereed to as Financial Futures), (3) interest rates (referred to as Interest Rate Futures), or (4) foreign currencies (referred to as Forward Contracts). An Interest Rate Future obligates the seller to deliver and the purchaser to take a specific type of debt security at a specific future date for a fixed price. That obligation may be satisfied by actual delivery of the debt security or by entering into an offsetting contract. A bond index assigns relative values to the bonds included in that index and is used as a basis for trading long-term Bond Index Futures contracts. Bond Index Futures reflect the price movements of bonds included in the index. They differ from Interest Rate Futures in that settlement is made in cash rather than by delivery; or settlement may be made by entering into an offsetting contract.


         o Calls on Securities and Futures. The Fund may write (i.e., sell) or purchase call options ("calls") on securities that were traded on U.S. and foreign securities and over-the-counter markets. All such calls written by the Fund must be "covered" while the call is outstanding. That means the Fund owns the securities on which the call was written or the Fund owns and segregates liquid assets to satisfy its obligation if the call is exercised. Calls on Futures must be covered by deliverable securities or by liquid assets segregated to satisfy the Futures contract. If a call written by the Fund is exercised, the Fund forgoes any possible profit from an increase in the market price of the underlying security over the exercise price.


         o Puts on Securities and Futures. The Fund may purchase put options ("puts") which relate to securities (whether or not it holds such securities in its portfolio) or Futures. It may also write puts on securities or Futures if such puts are covered by segregated liquid assets. The Fund will not write puts if, as a result, more than 50% of the Fund's assets would be required to be segregated liquid assets. In writing puts, there is the risk that the Fund may be required to buy the underlying security at a disadvantageous price.

         o Foreign Currency Options. The Fund may purchase and write puts and calls on foreign currencies that are traded on a securities or commodities exchange or quoted by major recognized dealers in such options, for the purpose of protecting against declines in the dollar value of foreign securities and against increases in the dollar cost of foreign securities to be acquired. If a rise is anticipated in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of such securities may be partially offset by purchasing calls or writing puts on that foreign currency. If a decline in the dollar value of a foreign currency is anticipated, the decline in value of portfolio securities denominated in that currency may be partially offset by writing calls or purchasing puts on that foreign currency. However, in the event of currency rate fluctuations adverse to the Fund's position, it would either lose the premium it paid and incur transaction costs, or purchase or sell the foreign currency at a disadvantageous price.

         o Forward Contracts. The Fund may enter into foreign currency exchange contracts ("Forward Contracts"), which obligate the seller to deliver and the purchaser to take a specific foreign currency at a specific future date for a fixed price. The Fund may enter into a Forward Contract in order to "lock in" the U.S. dollar price of a security denominated in a foreign currency which it has purchased or sold but which has not yet settled, or to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and a foreign currency. There is a risk that use of Forward Contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. Forward contracts include standardized foreign currency futures contracts which are traded on foreign exchanges and are subject to procedures and regulations applicable to other Futures. The Fund may also enter into a Forward Contract to sell a foreign currency denominated in a currency other than that in which the underlying security is denominated. This is done in the expectation that there is a greater correlation between the foreign currency of the Forward Contract and the foreign currency of the underlying investment than between the U.S. dollar and the currency of the underlying investment. This technique is referred to as "cross hedging". The success of cross hedging is dependent on many factors, including the ability of the Adviser to correctly identify and monitor the correlation between foreign currencies and the U.S. dollar. To the extent that the correlation is not identical, the Fund may experience losses or gains on both the underlying security and the cross currency hedge.

         The Fund will not speculate in foreign currency exchange contracts. There is no limitation as to the percentage of the Fund's assets that may be committed to foreign currency exchange contracts. The Fund does not enter into such Forward Contracts or maintain a net exposure in such contracts to the extent that the Fund would be obligated to deliver an amount of foreign currency in excess of the value of the Fund's assets denominated in that currency or enter into a "cross-hedge" unless it is denominated in a currency or currencies that the Adviser believes will have price movements that tend to correlate closely with the currency.

         o Interest Rate Swaps. In an interest rate swap, the Fund and another party exchange their right to receive or their obligation to pay interest on a security. For example, they may swap a right to receive floating rate payments for fixed rate payments. The Fund enters into swaps only on securities it owns. The Fund may not enter into swaps with respect to more than 25% of its total assets. Also, the Fund will segregate liquid assets of any type, including equity and debt securities of any grade to cover any amounts it could owe under swaps that exceed the amounts it is entitled to receive, and it will adjust that amount daily, as needed.


         Hedging instruments can be volatile investments and may involve special risks. The use of hedging instruments requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Adviser uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option.


         Options trading involves the payment of premiums and has special tax effects on the Fund. There are also special risks in particular hedging strategies. If a covered call written by the Fund is exercised on a security that has increased in value, the Fund will be required to sell the security at the call price and will not be able to realize any profit if the security has increased in value above the call price. For example, the use of forward contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. To limit its exposure in foreign currency exchange contracts, the Fund limits its exposure to the amount of its assets denominated in the foreign currency. Interest rate swaps are subject to credit risks (if the other party fails to meet its obligations) and also to interest rate risks. The Fund could be obligated to pay more under its swap agreements than it receives under them, as a result of interest rate changes.

         o Derivative Investments. The Fund can invest in a number of different kinds of "derivative investments." In general, a "derivative investment" is a specially designed investment whose performance is linked to the performance of another investment or security, such as an option, future, index, currency or commodity. The Fund may not purchase or sell physical commodities or commodity contracts; however this does not prevent the Fund from buying or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities. In the broadest sense, derivative investments include exchange-traded options and futures contracts. The risks of investing in derivative investments include not only the ability of the company issuing the instrument to pay the amount due on the maturity of the instrument, but also the risk that the underlying investment or security might not perform the way the Adviser expected it to perform. The performance of derivative investments may also be influenced by interest rate changes in the U.S. and abroad. All of this can mean that the Fund will realize less principal and/or income than expected. Certain derivative investments held by the Fund may trade in the over-the-counter market and may be illiquid.


         Derivative investments used by the Fund are used in some cases for hedging purposes and in other cases for "non-hedging" investment purposes to seek income or total return. In the broadest sense, exchange-traded options and futures contracts (discussed in "Hedging," above) may be considered "derivative
investments."           The Fund may invest in types of  derivatives,  generally
known as "Structured Investments." "Index-linked or commodity -linked" notes are debt securities of companies that call for interest payments and/or payment on the maturity of the note in different terms than the typical note where the borrower agrees to make fixed interest payments and to pay a fixed sum on the maturity of the note. Principal and/or interest payments on an index-linked note depends on the performance of one or more market indices, such as the S&P 500 Index or a weighted index of commodity futures , such as crude oil, gasoline and natural gas. Further examples of derivative investments the Fund may invest in include "debt exchangeable for common stock" of an issuer or "equity-linked debt securities" of an issuer. At maturity, the principal amount of the security is exchanged for common stock of the issuer or is payable in an amount based on the issuer's common stock price at the time of maturity. In either case there is a risk that the amount payable at maturity will be less than the principal amount of the debt.

         The Fund may also invest in currency-indexed securities. Typically these are short-term or intermediate-term debt securities having a value at maturity, and/or interest rates determined by reference to one or more specified foreign currencies. Certain currency-indexed securities purchased by the Fund may have a payout factor tied to a multiple of the movement of the U.S. dollar (or the foreign currency in which the security is denominated) against the movement in the U.S. dollar, the foreign currency, another currency, or an index. Such securities may be subject to increased principal risk and increased volatility than comparable securities without a payout factor in excess of one, but the Adviser believes the increased yield justifies the increased risk.


         o Loans of Portfolio Securities. To attempt to increase its income, the Fund may lend its portfolio securities if, after any loan, the value of the securities loaned does not exceed 25% of the total value of its assets. Under applicable regulatory requirements (which are subject to change), the loan collateral must, on each business day, be at least equal to the value of the loaned securities and must consist of cash, bank letters of credit or U.S. Government Securities. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. Such terms and the issuing bank must be satisfactory to the Fund. The Fund receives an amount equal to the dividends or interest on loaned securities and also receives one or more of (a) negotiated loan fees, (b) interest on securities used as collateral, or (c) interest on short-term debt securities purchased with such loan collateral; either type of interest may be shared with the borrower. The Fund may also pay reasonable finder's, custodian and administrative fees. The terms of the Fund's loans must meet certain tests under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code" or the "Code"), and permit the Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter. The Fund will make such loans only to banks and securities dealers with whom it may enter into repurchase transactions. If the borrower fails to return the loaned security the Fund's risks include: (1) any costs in disposing of the collateral; (2) loss from a decline in value of the collateral to an amount less than 100% of the securities loaned; (3) being unable to exercise its voting or consent rights with respect to the security; and (4) any loss arising from the Fund being unable to timely settle a sale of such securities.

         o Borrowing. From time to time, the Fund may increase its ownership of securities by borrowing up to 10% of the value of its net assets from banks and investing the borrowed funds (on which the Fund will pay interest). After any such borrowing, the Fund's total assets, less its liabilities other than borrowings, must remain equal to at least 300% of all borrowings, as set forth in the Investment Company Act. Interest on borrowed money is an expense the Fund would not otherwise incur, so that it may have substantially reduced net investment income during periods of substantial borrowings. The Fund's ability to borrow money from banks subject to the 300% asset coverage requirement is a fundamental policy. Subject to the 10% limit (which is a fundamental policy), the Fund may also borrow to finance repurchases and/or tenders of its shares and may also borrow for temporary purposes in an amount not exceeding 5% of the value of the Fund's total assets. Any investment gains made with the proceeds obtained from borrowings in excess of interest paid on the borrowings will cause the net income per share or the net asset value per share of the Fund's Shares to be greater than would otherwise be the case. On the other hand, if the investment performance of the securities purchased fails to cover their cost
(including any interest paid on the money borrowed) to the Fund, then the net income per share or net asset value per share of the Fund's Shares will be less than would otherwise have been the case. This speculative factor is known as "leverage." Although such borrowings would therefore involve additional risk to the Fund, the Fund will only borrow if such additional risk of loss of principal is considered by the Adviser to be appropriate in relation to the Fund's primary investment objective of high current income consistent with preservation of capital. The Adviser will make this determination by examining both the market for securities in which the Fund invests and interest rates in general to ascertain that the climate is sufficiently stable to warrant borrowing. Because the Fund will limit its borrowings to finance repurchases of and/or tenders for its Shares to 10% of the value of its net assets, the Fund may not be able to purchase as many Shares as it would have if its borrowing power extended to the maximum limit allowed under the 1940 Act.


         o Defensive Strategies. There may be times when, in the Adviser's judgment, conditions in the securities markets would make pursuing the Fund's primary investment strategy inconsistent with the best interests of its shareholders. At such times, the Fund may employ alternative strategies primarily seeking to reduce fluctuations in the value of the Fund's assets. In implementing these defensive strategies, the Fund may increase the portion of its assets invested in U.S. Government Securities up to 100% and/or nonconvertible high-grade debt securities up to 35%. The Fund may also hold up to 100% of its assets in cash or cash equivalents. It is impossible to predict when, or for how long, alternative strategies will be utilized.

         Other Investment Restrictions. The Fund has adopted the following investment restrictions, which together with its investment objective, are fundamental policies changeable only with the approval of the holders of a "majority" of the Fund's outstanding voting securities, defined in the Investment Company Act of 1940 as the affirmative vote of the lesser of (a) more than 50% of the outstanding Shares of the Fund, or (b) 67% or more of the Shares present or represented by proxy at a meeting if more than 50% of the Fund's outstanding Shares are represented at the meeting in person or by proxy. Unless it is specifically stated that a percentage restriction applies on an ongoing basis, it applies only at the time the Fund makes an investment, and the Fund need not sell securities to meet the percentage limits if the value of the investment increases in proportion to the size of the Fund. Other investment restrictions are listed in the Statement of Additional Information. Under these restrictions, the Fund will not do any of the following:


         o As to 75% of its total assets, the Fund cannot invest in securities of any one issuer (other than the United States Government, its agencies or instrumentalities) if after any such investment either (a) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or
                  (b) the Fund would then own more than 10% of the voting securities of that issuer;

         o The Fund cannot concentrate investments to the extent of more than 25% of its total assets in securities of issuers in the same industry; provided that this limitation shall not apply with respect to investments in U.S. Government Securities;

         o The Fund cannot make loans except through (a) the purchase of debt securities in accordance with its investment objectives and policies; (b) the lending of portfolio securities as described above; or (c) the acquisition of securities subject to repurchase agreements;

         o The Fund cannot borrow money, except in conformity with the restrictions stated above under "Borrowing";

         o The Fund cannot pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings or for the escrow arrangements contemplated in connection with the use of Hedging Instruments;

         o The Fund cannot participate on a joint or joint and several basis in any securities trading account;

         o The Fund cannot invest in companies for the purpose of exercising control or management thereof;

         o The Fund cannot make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or by virtue of ownership of other securities has the right, without payment of any further consideration, to obtain an equal amount of the securities sold short ("short sales against the box"); short sales may be made to defer realization of gain or loss for Federal income tax purposes;

         o The Fund cannot invest in (a) real estate, except that it may purchase and sell securities of companies which deal in real estate or interests therein; (b) commodities or commodity contracts (except that the Fund may purchase and sell Hedging Instruments whether or not they are considered to be a commodity or commodity contract); or
                  (c) interests in oil, gas or other mineral exploration or development programs;

         o The Fund cannot act as an underwriter of securities, except insofar as the Fund might be deemed to be an underwriter for purposes of the Securities Act of 1933 in the resale of any securities held for its own portfolio; or

         o The Fund cannot purchase securities on margin, except that the Fund may make margin deposits in connection with any of the Hedging Instruments it may use.

         5. The shares of beneficial interest of the Fund, $.01 par value per share (the "Shares"), are listed and traded on The New York Stock Exchange (the "NYSE"). The following table sets forth for the Shares for the periods indicated: (a) the per Share high sales price on the NYSE, the net asset value per Share as of the last day of the week immediately preceding the day for which the high sales price on the NYSE is reported, and the premium or discount (expressed as a percentage of net asset value) represented by the difference between such high sales price and the corresponding net asset value and (b) the per Share low sales price on the NYSE, the net asset value per Share as of the last day of the week immediately preceding the day for which the low sales price on the NYSE is reported, and the premium or discount (expressed as a percentage of net asset value) represented by the difference between such low sales price and the corresponding net asset value.


                      Market Price High;(1)                              Market Price Low;(1)
                      NAV and Premium/                                   NAV and Premium/
Ended                 (Discount) That Day(2)                             (Discount) That Day(2)
-----                 ---------------------                              ---------------------
1/31/94               Market: $8.50                                      Market: $7.75
                      NAV: $8.57                                         NAV: $8.54
                      Premium/(Discount):(.82)%                          Premium/(Discount): (9.25)%

4/30/94               Market: $8.25                                      Market: $7.375
                      NAV: $8.61                                         NAV: $8.13
                      Premium/(Discount):(4.18)%                         Premium/(Discount): (9.29)%

7/31/94               Market: $7.875                                     Market: $7.25
                      NAV: $8.07                                         NAV: $8.01
                      Premium/(Discount):(2.42)%                         Premium/(Discount): (9.49)%

10/31/94              Market: $7.625                                     Market: $6.625
                      NAV: $8.05                                         NAV: $7.88
                      Premium/(Discount):(5.28)%                         Premium/(Discount): (15.93)%

1/31/95               Market: $7.25                                      Market: $6.625
                      NAV: $7.86                                         NAV: $7.84
                      Premium/(Discount): (7.76)%                        Premium/(Discount): (15.50)%

4/30/95               Market: $7.375                                     Market: $6.5
                      NAV: $7.58                                         NAV: $7.68
                      Premium/(Discount): (2.70)%                        Premium/(Discount): (15.36)%

7/31/95               Market: $7.25                                      Market: $6.5
                      NAV: $7.85                                         NAV: $7.84
                      Premium/(Discount): (7.64)%                        Premium/(Discount): (17.09)%

10/31/95              Market: $7.125                                     Market: $6.625
                      NAV: $7.87                                         NAV: $7.87
                      Premium/(Discount): (9.47)%                        Premium/(Discount): (15.82)%

1/31/96               Market: $7.375                                     Market: $6.75
                      NAV: $8.04                                         NAV: $7.91
                      Premium/(Discount): (8.27)%                        Premium/(Discount): (14.66)%

4/30/96               Market: $7.63                                      Market: $7.00
                      NAV: $8.11                                         NAV: $7.93
                      Premium/(Discount): (5.89)%                        Premium/(Discount): (11.73)%

7/31/96               Market: $7.25                                      Market: $7.00
                      NAV: $8.10                                         NAV: $7.97
                      Premium/(Discount): (10.49)%                       Premium/(Discount): (12.17)%

10/31/96              Market: $7.63                                      Market: $7.00
                      NAV: $8.31                                         NAV: $8.11
                      Premium/(Discount): (8.24)%                        Premium/(Discount): (13.69)%

1/31/97               Market: $7.50                                      Market: $7.13
                      NAV: $8.42                                         NAV:$8.29

                                                                -25-




                      Premium/(Discount):(10.93)%                        Premium/(Discount): (14.05)%


--------------
(1)As reported by the NYSE.
(2)The Fund's computation of net asset value (NAV) is as of the close of trading on the last day of the week immediately preceding the day for which the high and low market price is reported and the premium or discount (expressed as a percentage of net asset value) is calculated based on the difference between the high or low market price and the corresponding net asset value for that day, divided by the net asset value.

         The Board of Trustees of the Fund has determined that it may be in the interests of Fund shareholders for the Fund to take action to attempt to reduce or eliminate a market value discount from net asset value. To that end, the Fund may, from time to time, either repurchase Shares in the open market or, subject to conditions imposed from time to time by the Board, make a tender offer for a portion of the Fund's Shares at their net asset value per Share. Subject to the Fund's fundamental policy with respect to borrowings, the Fund may incur debt to finance repurchases and/or tenders. Interest on any such borrowings will reduce the Fund's net income. In addition, the acquisition of Shares by the Fund will decrease the total assets of the Fund and therefore will have the effect of increasing the Fund's expense ratio. If the Fund must liquidate portfolio securities to purchase Shares tendered, the Fund may be required to sell portfolio securities for other than investment purposes and may realize gains and losses. Gains realized on securities held for less than three months may affect the Fund's ability to retain its status as a regulated investment company under the Internal Revenue Code.

         In addition to open-market Share purchases and tender offers, the Board could also seek shareholder approval to convert the Fund to an open-end investment company if the Fund's Shares trade at a substantial discount. If the Fund's Shares have traded on the NYSE at an average discount from net asset value of more than 10%, determined on the basis of the discount as of the end of the last trading day in each week during the period of 12 calendar weeks ending October 31 in such year, the Trustees will consider recommending to shareholders a proposal to convert the Fund to an open-end company. If during a year in which the Fund's Shares trade at the average discount stated, and for the period described, in the preceding sentence the Fund also receives written requests from the holders of 10% or more of the Fund's outstanding Shares that a proposal to convert to an open end company be submitted to the Fund's shareholders, within six months the Trustees will submit a proposal to the Fund's shareholders, to the extent consistent with the 1940 Act, to amend the Fund's Declaration of Trust to convert the Fund from a closed-end to an open-end investment company. If the Fund converted to an open-end investment company, it would be able continuously to issue and offer its Shares for sale, and each Share of the Fund could be tendered to the Fund for redemption at the option of the shareholder, at a redemption price equal to the current net asset value per Share. To meet such redemption request, the Fund could be required to liquidate portfolio securities. Its Shares would no longer be listed on the NYSE. The Fund cannot predict whether any repurchase of Shares made while the Fund is a closed-end investment company would decrease the discount from net asset value at which the Shares trade. To the extent that any such repurchase decreased the discount from net asset value to an amount below 10% during the measurement period described above, the Fund would not be required to submit to shareholders a proposal to convert the Fund to an open-end investment company.

Item 9.   Management

         1(a). The Fund is governed by a Board of Trustees, which is responsible under Massachusetts law for protecting the interests of shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Adviser. The Fund is required to hold annual shareholder meetings for the election of trustees and the ratification of its independent auditors. The Fund may also hold shareholder meetings from time to time for other important matters, and shareholders have the right to call a meeting to remove a Trustee or to take other action described in the Fund's Declaration of Trust.

         1(b). The Adviser, a Colorado corporation with its principal offices at Two World Trade Center, New York, New York 10048-0203, acts as investment manager for the Fund under an investment advisory agreement (the "Advisory Agreement") under which it provides ongoing investment advice and conducts the investment operations of the Fund, including purchases and sales of its portfolio securities, under the general supervision and control of the Trustees of the Fund. The Adviser also acts as accounting agent for the Fund.

         The Adviser has operated as an investment company adviser since April 30, 1959. It and its affiliates currently manage investment companies with assets in excess of $62 billion as of December 31, 1996, and held in more than 3 million shareholder accounts. The Adviser is owned by Oppenheimer Acquisition Corp., a holding company owned in part by senior management of the Adviser, and ultimately controlled by Massachusetts Mutual Life Insurance Company.


         The Adviser provides office space and investment advisory services for the Fund and pays all compensation of those Trustees and officers of the Fund who are affiliated persons of the Adviser. Under the Advisory Agreement, the Fund pays the Adviser an advisory fee computed and paid weekly at an annual rate of .65 of 1% of the net assets of the Fund at the end of that week. The Fund also pays the Adviser an annual fee of $18,000, plus out-of-pocket costs and expenses reasonably incurred, for performing limited accounting services for the Fund. During the fiscal years ended October 31, 1994, 1995 and 1996, the Fund paid management fees to the Adviser of $353,510, $332,730 and $346,262, respectively. The Fund incurred approximately $16,934 in expenses for the fiscal year ended October 31, 1996 for services provided by Shareholder Financial Services, Inc. ("SFSI").


         Under the Advisory Agreement, the Fund pays certain of its other costs not paid by the Adviser, including (a) brokerage and commission expenses, (b) Federal, state, local and foreign taxes, including issue and transfer taxes, incurred by or levied on the Fund, (c) interest charges on borrowings, (d) the organizational and offering expenses of the Fund, whether or not advanced by the Adviser, (e) fees and expenses of registering the Shares of the Fund under the appropriate Federal securities laws and of qualifying Shares of the Fund under applicable state securities laws, (f) fees and expenses of listing and maintaining the listings of the Fund's Shares on any national securities exchange, (g) expenses of printing and distributing reports to shareholders, (h) costs of shareholder meetings and proxy solicitation, (i) charges and expenses of the Fund's Administrator, custodian and Registrar, Transfer and Dividend Disbursing Agent, (j) compensation of the Fund's Trustees who are not interested persons of the Adviser, (k) legal and auditing expenses, (l) the cost of certificates representing the Fund's Shares, (m) costs of stationery and supplies, and (n) insurance premiums. The Adviser has advanced certain of the Fund's organizational and offering expenses, which were repaid by the Fund. There is no expense limitation provision.

         1(c). The Portfolio Managers of the Fund are Thomas Reedy, David Rosenberg and Ashwin Vasan, who also serve as Vice Presidents of the Fund and of the Adviser, and are officers of certain mutual funds managed by the Adviser ("Oppenheimer Funds"). Messrs. Reedy, Rosenberg and Vasan Have been the persons principally responsible for the day-to-day management of the Fund's portfolio since August 1993, June 1994 and August 1993, respectively. During the past five years, Mr. Reedy served as a securities analyst for the Adviser, and, prior to joining the Adviser, Mr. Rosenberg served as an officer and portfolio manager for Delaware Investment Advisors and one of its mutual funds and Mr. Vasan served as a securities analyst for Citibank, N.A.

         1(d). The Administrator for the Fund is Mitchell Hutchins Asset Management Inc. (the "Administrator"), a Delaware corporation with principal offices at 1285 Avenue of the Americas, New York, New York 10019 and an affiliate of PaineWebber Incorporated.

         Because of the services rendered to the Fund by the Administrator and the Adviser, the Fund itself requires no employees other than its officers, none of whom receives compensation from the Fund and all of whom are employed by the Adviser or the Administrator. In connection with its responsibilities as Administrator and in consideration of its administrative fee, subject to the supervision of the Board of Trustees the Administrator will: (i) prepare all quarterly, semi-annual and annual reports required to be sent to Fund shareholders, and arrange for the printing and dissemination of such reports to shareholders; (ii) assemble and file all reports required to be filed by the Fund with the Securities and Exchange Commission ("SEC") on Form N-SAR, or such other form as the SEC may substitute for Form N-SAR; (iii) review the provision of services by the Fund's independent accountants, including but not limited to the examination by such accountants of financial statements of the Fund and the review of the Fund's Federal, state and local tax returns; and make such reports and recommendations to the Board of Trustees concerning the performance of the independent accountants as the Board reasonably requests or as it deems appropriate; (iv) file with the appropriate authorities all required Federal, state and local tax returns; (v) arrange for the dissemination to shareholders of the Fund's proxy materials, and oversee the tabulation of proxies by the Fund's transfer agent; (vi) negotiate the terms and conditions under which custodian services will be provided to the Fund and the fees to be paid by the Fund in connection therewith; (vii) recommend an accounting agent (which may or may not be the Fund's custodian or its affiliate) to the Board, which agent would be responsible for computing the Fund's net asset value in accordance with the Fund's registration statement under the 1940 Act and the Securities Act of 1933, as amended; (vii) negotiate the terms and conditions under which such accounting agent would compute the Fund's net asset value, and the fees to be paid by the Fund in connection therewith; review the provision of such accounting services to the Fund and make such reports and recommendations to the Board concerning the provisions of such services as the Board reasonably requests or the Administrator deems appropriate; (ix) negotiate the terms and conditions under which the transfer agency and dividend disbursing services will be provided to the Fund, and the fees to be paid by the Fund in connection therewith; review the provision of transfer agency and dividend disbursing services to the Fund; and make such reports and recommendations to the Board concerning the performance of the Fund's transfer and dividend disbursing agent as the Board reasonably requests or the Administrator deems appropriate; (x) establish the accounting policies of the Fund; reconcile accounting issues which may arise with respect to the Fund's operations; consult with the Fund's independent accountants, legal counsel, custodian, accounting agent and transfer and dividend disbursing agent as necessary in connection therewith; (xi) determine the amounts available for distribution as dividends and distributions to shareholders; prepare and arrange for the printing of dividend notices to the shareholders; and provide the Fund's transfer and dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; (xii) review the Fund's bills and authorize payments of such bills by the Fund's custodian; and (xiii) if requested by the Board, designate one of its employees to serve as an officer of the Fund, and such person shall not be compensated by the Fund for so serving.

         For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, calculated and paid weekly, at the annualized rate of .20% of the Fund's net assets at the end of that week. During the fiscal years ended October 31, 1994, 1995 and 1996, the Fund paid administration fees to the Administrator of $108,772, $102,379 and $106,520, respectively.

         1(e). The Bank of New York, 48 Wall Street, New York, New York, acts as the custodian (the "Custodian") for the Fund's assets held in the United States. The Adviser and its affiliates have banking relationships with the Custodian. The Adviser has represented to the Fund that its banking relationships with the Custodian have been and will continue to be unrelated to and unaffected by the relationship between the Fund and the Custodian. It will be the practice of the Fund to deal with the Custodian in a manner uninfluenced by any banking relationship the Custodian may have with the Adviser and its affiliates. Rules adopted under the 1940 Act permit the Fund to maintain its securities and cash in the custody of certain eligible banks and securities depositories. Pursuant to those Rules, the Fund's portfolio of securities and cash, when invested in foreign securities, will be held in foreign banks and securities depositories approved by the Trustees of the Fund in accordance with the rules of the Securities and Exchange Commission.

         SFSI, a subsidiary of the Adviser, acts as primary transfer agent, shareholder servicing agent and dividend paying agent for the Fund. Fees paid to SFSI are based on the number of shareholder accounts and the number of shareholder transactions, plus out-of-pocket costs and expenses. United Missouri Trust Company of New York acts as co-transfer agent and co-registrar with SFSI to provide such services as SFSI may request.

         1(f).             See 1(b) above.

         1(g).             Inapplicable.

         2.                Inapplicable.

         3.                None as of February 6, 1996.

Item 10.          Capital Stock, Long-Term Debt, and Other Securities.

         1. The Fund is authorized to issue an unlimited number of Shares of beneficial interest, $.01 par value. The Fund's Shares have no preemptive, conversion, exchange or redemption rights. Each Share has equal voting, dividend, distribution and liquidation rights. All Shares outstanding are, and, when issued, those offered hereby will be, fully paid and nonassessable. Shareholders are entitled to one vote per Share. All voting rights for the election of Trustees are noncumulative, which means that the holders of more than 50% of the Shares can elect 100% of the Trustees then nominated for election if they choose to do so and, in such event, the holders of the remaining Shares will not be able to elect any Trustees. Under the rules of the NYSE applicable to listed companies, the Fund is required to hold an annual meeting of shareholders in each year.

         Under Massachusetts law, under certain circumstances shareholders could be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for actions or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund. The Declaration of Trust provides for indemnification by the Fund for all losses and expenses of any shareholder held personally liable for obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The likelihood of such circumstances is remote.

         Pursuant to the Trust's Dividend Reinvestment and Cash Purchase Plan (the "Plan"), all dividends and capital gains distributions ("Distributions") declared by the Trust will be automatically reinvested in additional full and fractional shares of the Trust ("Shares") unless (i) a shareholder elects to receive cash or (ii) Shares are held in nominee name, in which event the nominee should be consulted as to participation in the Plan. Shareholders that participate in the Plan ("Participants") may, at their option, make additional cash investments in Shares, semi-annually in amounts of at least $100, through payment to Shareholder Financial Services, Inc., the agent for the Plan (the "Agent"), and a service fee of $.75.

         Depending upon the circumstances hereinafter described, Plan Shares will be acquired by the Agent for the Participant's account through receipt of newly issued Shares or the purchase of outstanding Shares on the open market. If the market price of Shares on the relevant date (normally the payment date) equals or exceeds their net asset value, the Agent will ask the Trust for payment of the Distribution in additional Shares at the greater of the Trust's net asset value determined as of the date of purchase or 95% of the then-current market price. If the market price is lower than net asset value, the Distribution will be paid in cash, which the Agent will use to buy Shares on The New York Stock Exchange (the "NYSE"), or otherwise on the open market to the extent available. If the market price exceeds the net asset value before the Agent has completed its purchases, the average purchase price per Share paid by the Agent may exceed the net asset value, resulting in fewer Shares being acquired than if the Distribution had been paid in Shares issued by the Trust.

         Participants  may  elect  to  withdraw  from  the  Plan at any time and thereby receive cash in lieu of Shares by sending appropriate written instructions to the Agent. Elections received by the Agent will be effective only if received more than ten days prior to the record date for any Distribution; otherwise, such termination will be effective shortly after the investment of such Distribution with respect to any subsequent Distribution. Upon withdrawal from or termination of the Plan, all Shares acquired under the Plan will remain in the Participant's account unless otherwise requested. For full Shares, the Participant may either: (1) receive without charge a share certificate for such Shares; or (2) request the Agent (after receipt by the Agent of signature guaranteed instructions by all registered owners) to sell the Shares acquired under the Plan and remit the proceeds less any brokerage commissions and a $2.50 service fee. Fractional Shares may either remain in the Participant's account or be reduced to cash by the Agent at the current market price with the proceeds remitted to the Participant. Shareholders who have previously withdrawn from the Plan may rejoin at any time by sending written instructions signed by all registered owners to the Agent.

         There is no direct charge for participation in the Plan; all fees of the Agent are paid by the Trust. There are no brokerage charges for Shares issued directly by the Trust. However, each Participant will pay a pro rata share of brokerage commissions incurred with respect to open market purchases of Shares to be issued under the Plan. Participants will receive tax information annually for their personal records and to assist in Federal income tax return preparation. The automatic reinvestment of Distributions does not relieve Participants of any income tax that may be payable on Distributions.

         The Plan may be terminated or amended at any time upon 30 days' prior written notice to Participants which, with respect to a Plan termination, must precede the record date of any Distribution by the Trust. Additional information concerning the Plan may be obtained by shareholders holding Shares registered directly in their names by writing the Agent, Shareholder Financial Services, Inc., P.O. Box 173673, Denver, CO, 80217-3673 or by
calling 1-800-647-7374. Shareholders holding Shares in nominee name should contact their brokerage firm or other nominee for more information.

         The Fund presently has provisions in its Declaration of Trust and By-Laws (together, the "Charter Documents") which could have the effect of limiting (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund's freedom to engage in certain transactions or (iii) the ability of the Fund's Trustees or shareholders to amend the Charter Documents or effect changes in the Fund's management. Those provisions of the Charter Documents may be regarded as "anti-takeover" provisions. Specifically, under the Fund's Declaration of Trust, the affirmative vote of the holders of not less than two thirds (66-2/3%) of the Fund's Shares outstanding and entitled to vote is required to authorize the consolidation of the Fund with another entity, a merger of the Fund with or into another entity (except for certain mergers in which the Fund is the successor), a sale or transfer of all or substantially all of the Fund's assets, the dissolution of the Fund, the conversion of the Fund to an open-end company, and any amendment of the Fund's Declaration of Trust that would affect any of the other provisions requiring a two-thirds vote. However, a "majority" shareholder vote, as defined in the Charter Documents, shall be sufficient to approve any of the foregoing transactions that have been recommended by two-thirds of the Trustees. Notwithstanding the foregoing, if a corporation, person or entity is directly, or indirectly through its affiliates, the beneficial owner of more than 5% of the outstanding shares of the Fund, the affirmative vote of 80% (which is higher than that required under the 1940 Act) of the outstanding Shares of the Fund is required generally to authorize any of the following transactions or to amend the provisions of the Declaration of Trust relating to transactions involving: (i) a merge or consolidation of the Fund with or into any such corporation or entity, (ii) the issuance of any securities of the Fund to any such corporation, person or entity for cash; (iii) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any such corporation, entity or person (except assets having an aggregate market value of less than $1,000,000); or (iv) the sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any such corporation, entity or person (except assets having an aggregate fair market value of less than $1,000,000). If two-thirds of the Board of Trustees has approved a memorandum of understanding with such beneficial owner, however, a majority shareholder vote will be sufficient to approve the foregoing transactions. Reference is made to the Charter Documents of the Fund, on file with the Securities and Exchange Commission, for the full text of these provisions.

         2.  Inapplicable.

         3.  Inapplicable.

         4. The Fund qualified for treatment as, and elected to be, a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code for its taxable year ended October 31, 1996, and intends to continue to qualify as a RIC for each subsequent taxable year. However, the Fund reserves the right not to qualify under Subchapter M as a RIC in any year or years.


         For each taxable year that the Fund qualifies for treatment as a RIC, the Fund (but not its shareholders) will not be required to pay Federal income tax. Shareholders will normally have to pay Federal income taxes, and any state income taxes, on the dividends and distributions they receive from the Fund.
Such dividends and distributions derived from net investment income or short-term capital gains are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional Shares or in cash. Since the Fund's income is expected to be derived primarily from interest rather than dividends, only a small portion, if any, of such dividends and distributions is expected to be eligible for the Federal dividends-received deduction available to corporations. The Fund does not anticipate that any portion of its dividends or distributions will qualify for pass-through treatment as "exempt-interest dividends" since less than 50% of its assets is permitted to be invested in municipal obligations.

         Long-term or short-term capital gains may be generated by the sale of portfolio securities and by transactions in options and futures contracts. Distributions of long-term capital gains, if any, are taxable to shareholders as long-term capital gains regardless of how long a shareholder has held the Fund's shares and regardless of whether the distribution is received in additional shares or in cash. For Federal income tax purposes, if a capital gain distribution is received with respect to Shares held for six months or less, any loss on a subsequent sale or exchange of such Shares will be treated as long-term capital loss to the extent of such long-term capital gain distribution. Capital gains distributions are not eligible for the dividends-received deduction.

         Any dividend or capital gains distribution received by a shareholder from an investment company will have the effect of reducing the net asset value of the shareholder's stock in that company by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions and dividends are subject to Federal income taxes. If the net asset value of the Shares should be reduced below a shareholder's cost as a result of the payment of dividends or realized long-term capital gains, such payment would be a return of the shareholder's investment capital to the extent of such reduction below the shareholder's cost, but nonetheless could be fully taxable.

         The tax treatment of listed put and call options written or purchased by the Fund on debt securities and of future contracts entered into by the Fund will be governed by Section 1256 of the Internal Revenue Code. Absent a tax election to the contrary, each such position held by the Fund will be marked-to-market (i.e., treated as if it were closed out) on the last business day of each taxable year of the Fund, and all gain or loss associated with transactions in such positions will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Positions of the Fund which consist of at least one debt security and at least one option or futures contract which substantially diminishes the Fund's risk of loss with respect of such debt security could be treated as "mixed straddles" which are subject to the straddle rules of Section 1092 of the Code, the operation of which may cause deferral of losses, adjustments in the holding periods of debt securities and conversion of short-term capital losses into long-term capital losses. Certain tax elections exist for mixed straddles which reduce or eliminate the operation of the straddle rules. Furthermore, as a regulated investment company, the Fund would be subject to the requirement that less than 30% of its gross income be derived from gains on the sale or other disposition of securities held for less than three months. This requirement may limit the Fund's ability to engage in options and futures transactions. The Fund will monitor its transactions in options and futures contracts and may make certain tax elections in order to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company under Subchapter M of the Code. Such tax election may result in an increase in distribution of ordinary income (relative to long-term capital gains) to shareholders.

         The Internal Revenue Code requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund receives no interest payment in cash on the security during the year. As an investment company, the Fund must pay out substantially all of its net investment income each year. Accordingly, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions will be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary. If a distribution of cash necessitates the liquidation of portfolio securities, the Adviser will select which securities to sell. The Fund may realize a gain or loss from such sales. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they would in the absence of such transactions.

         It is the Fund's present policy, which may be changed by the Board of Trustees, to pay monthly dividends to shareholders from net investment income of the Fund. The Fund intends to distribute all of its net investment income on an annual basis. The Fund will distribute all of its net realized long-term and short-term capital gains, if any, at least once per year. The Fund may, but is not required to, make such distributions on a more frequent basis to the extent permitted by applicable law and regulations.

         Under the Internal Revenue Code, by December 31 each year, the Fund must distribute a specified minimum percentage (currently 98%) of its taxable investment income earned from January 1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of that year, or else the Fund must pay an excise tax on amounts not distributed. While it is presently anticipated that the Fund will meet those requirements, the Fund's Board and the Adviser might determine in a particular year it would be in the best interests of the Fund not to make such distributions at the mandated level and to pay the excise tax which would reduce the amount available for distributions to shareholders. If the Fund pays a dividend in January which was declared in the previous December to shareholders of record on a date in December, then such dividend or distribution will be treated for tax purposes as being paid in December and will be taxable to shareholders as if received in December.

         Under the Plan, all of the Fund's dividends and distributions to shareholders will be reinvested in full and fractional Shares. With respect to distributions made in Shares issued by the Fund pursuant to the Plan, the amount of the distribution for tax purposes is the fair market value of the Shares issued on the reinvestment date. In the case of Shares purchased on the open market, a participating shareholder's tax basis in each Share is its cost. In the case of Shares issued by the Fund, the shareholder's tax basis in each Share received is its fair market value on the reinvestment date.

         Distributions of investment company taxable income to shareholders who are nonresident alien individuals or foreign corporations will generally be subject to a 30% United States withholding tax under provisions of the Internal Revenue Code applicable to foreign individuals and entities, unless a reduced rate of withholding or a withholding exemption is provided under an applicable treaty.

         Under Section 988 of the Code, foreign currency gain or loss with respect to foreign currency-denominated debt instruments and other foreign currency-denominated positions held or entered into by the Fund will be ordinary income or loss. In addition, foreign currency gain or loss realized with respect to certain foreign currency "hedging" transactions will be treated as ordinary income or loss.

         5. The following information is provided as of January 31, 1997:


(1)                                          (2)               (3)                         (4)
                                                                       Amount              Amount
                                                                       Held     by         Outstanding
                                                                       Registrant    Exclusive of
                                             Amount                    or for its    Amount Shown
Title of Class                               Authorized                Account             Under (3)
--------------                               ----------                ----------   ------------
Shares of Beneficial                         Unlimited                 None                6,615,505
Interest, $.01 par value

Item 11.          Defaults and Arrears on Senior Securities.

         Inapplicable.

Item 12.          Legal Proceedings.

         Inapplicable.

Item 13.          Table of Contents of the Statement of Additional
Information.

         Reference  is  made  to  Item  15  of  the   Statement  of   Additional
Information.

                                   APPENDIX A

                       Descriptions of Ratings Categories


Municipal Bonds

|X| Moody's Investor Services, Inc. The ratings of Moody's Investors Service, Inc. ("Moody's") for Municipal Bonds are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Municipal Bonds rated "Aaa" are judged to be of the "best quality." The rating of Aa is assigned to bonds which are of "high quality by all standards," but as to which margins of protection or other elements make long-term risks appear somewhat larger than "Aaa" rated Municipal Bonds. The "Aaa" and "Aa" rated bonds comprise what are generally known as "high grade bonds." Municipal Bonds which are rated "A" by Moody's possess many favorable investment attributes and are considered "upper medium grade obligations." Factors giving security to principal and interest of A rated bonds are considered adequate, but elements may be present which suggest a susceptibility to impairment at some time in the future. Municipal Bonds rated "Baa" are considered "medium grade" obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Bonds which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Bonds which are rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated "Ca" represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated "C" are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing. Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believes possess the strongest investment attributes are designated Aa1, A1, Baa1, Ba1 and B1 respectively.


         In addition to the alphabetic rating system described above, Municipal Bonds rated by Moody's which have a demand feature that provides the holder with the ability to periodically tender ("put") the portion of the debt covered by the demand feature, may also have a short-term rating assigned to such demand feature. The short-term rating uses the symbol VMIG to distinguish characteristics which include payment upon periodic demand rather than fund or scheduled maturity dates and potential reliance upon external liquidity, as well as other factors. The highest investment quality is designated by the VMIG 1 rating and the lowest by VMIG 4.



|X| Standard & Poor's Corporation. The ratings of Standard & Poor's Corporation ("S&P") for Municipal Bonds are AAA (Prime), AA (High Grade), A (Good Grade), BBB (Medium Grade), BB, B, CCC, CC, and C (speculative grade). Bonds rated in the top four categories (AAA, AA, A, BBB) are commonly referred to as "investment grade." Municipal Bonds rated AAA are "obligations of the highest quality." The rating of AA is accorded issues with investment characteristics "only slightly less marked than those of the prime quality issues." The rating of A describes "the third strongest capacity for payment of debt service." Principal and interest payments on bonds in this category are regarded as safe. It differs from the two higher ratings because, with respect to general obligations bonds, there is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date. With respect to revenue bonds, debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate. The BBB rating is the lowest "investment grade" security rating. The difference between A and BBB ratings is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas the former shows only one deficiency among the factors considered. With respect to revenue bonds, debt coverage is only fair. Stability of the pledged revenues could show variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger. Bonds rated "BB" have less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which would lead to inadequate capacity to meet timely interest and principal payments. Bonds rated "B" have a greater vulnerability to default, but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. Bonds rated "CCC" have a current identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. Bonds noted "CC" typically are debt subordinated to senior debt which is assigned on actual or implied

"CCC" debt rating. Bonds rated "C" typically are debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued. Bonds rated "D" are in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during the grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.


The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

|X| Fitch. The ratings of Fitch Investors Service, Inc. for Municipal Bonds are AAA, AA, A, BBB, BB, B, CCC, CC, C, DDD, DD, and D. Municipal Bonds rated AAA are judged to be of the "highest credit quality." The rating of AA is assigned to bonds of "very high credit quality." Municipal Bonds which are rated A by Fitch are considered to be of "high credit quality." The rating of BBB is assigned to bonds of "satisfactory credit quality." The A and BBB rated bonds are more vulnerable to adverse changes in economic conditions than bonds with higher ratings. Bonds rated AAA, AA, A and BBB are considered to be of investment grade quality. Bonds rated below BBB are considered to be of speculative quality. The ratings of "BB" is assigned to bonds considered by Fitch to be "speculative." The rating of "B" is assigned to bonds considered by Fitch to be "highly speculative." Bonds rated "CCC" have certain identifiable characteristics which, if not remedied, may lead to default. Bonds rated "CC" are minimally protected. Default in payment of interest and/or principal seems probable over time. Bonds rated "C" are in imminent default in payment of interest or principal. Bonds rated "DDD", "DD" and "D" are in default on interest and/or principal payments. DDD represents the highest potential for recovery on these bonds, and D represents the lowest potential for recovery.

 o Duff & Phelps. The ratings of Duff & Phelps are as follows: AAA which are judged to be the "highest credit quality". The risk factors are negligible, being only slightly more than for risk-free US Treasury debt. AA+, AA & AA- High credit quality protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions. A+, A & A-Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress. BBB+, BBB & BBB- Below average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles. BB+, BB & BB- Below investment grade but deemed to meet obligations when due. Present or prospective financial protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within the category. B+, B & B- Below investment grade and possessing risk that obligations will not be met when due. Financial protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher of lower rating grade. CCC Well below investment grade securities. Considerable uncertainty exists as to timely payment of principal interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic industry conditions, and/or with unfavorable company developments. DD Defaulted debt obligations issuer failed to meet scheduled principal and/or interest payments. DP Preferred stock with dividend averages.

Municipal Notes

         |X| Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG"). Notes bearing the designation MIG-1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for financing. Notes bearing the designation "MIG-2" are of high quality with ample margins of protection, although not as large as notes rated "MIG." Such short-term notes which have demand features may also carry a rating using the symbol VMIG as described above, with the designation MIG-1/VMIG 1 denoting best quality, with superior liquidity support in addition to those characteristics attributable to the designation MIG-1.

         |X| S&P's rating for Municipal Notes due in three years or less are SP-1, SP-2, and SP-3. SP-1 describes issues with a very strong capacity to pay principal and interest and compares with bonds rated A by S&P; if modified by a plus sign, it compares with bonds rated AA or AAA by S&P. SP-2 describes issues with a satisfactory capacity to pay principal and interest, and compares with bonds rated BBB by S&P. SP-3 describes issues that have a speculative capacity to pay principal and interest.

         |X| Fitch's rating for Municipal Notes due in three years or less are F-1+, F-1, F-2, F-3, F-S and D. F-1+ describes notes with an exceptionally strong credit quality and the strongest degree of assurance for timely payment. F-1 describes notes with a very strong credit quality and assurance of timely payment is only slightly less in degree than issues rated F-1+. F-2 describes notes with a good credit quality and a satisfactory assurance of timely payment, but the margin of safety is not as great for issues assigned F-1+ or F-1 ratings. F-3 describes notes with a fair credit quality and an adequate assurance of timely payment, but near-term adverse changes could cause such securities to be rated below investment grade. F-S describes notes with weak credit quality. Issues rated D are in actual or imminent payment default.

Corporate Debt

         The "other debt securities" included in the definition of temporary investments are corporate (as opposed to municipal) debt obligations. The Moody's, S&P and Fitch corporate debt ratings shown do not differ materially from those set forth above for Municipal Bonds.

Commercial Paper

         |X| Moody's The ratings of commercial paper by Moody's are Prime-1, Prime-2, Prime-3 and Not Prime. Issuers rated Prime-1 have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 have a strong capacity for repayment of short-term promissory obligations. Issuers rated Prime-3 have an acceptable capacity for repayment of short-term promissory obligations. Issuers rated Not Prime do not fall within any of the Prime rating categories.

         |X| S&P The ratings of commercial paper by S&P are A-1, A-2, A-3, B, C, and D. A-1 indicates that the degree of safety regarding timely payment is strong. A-2 indicates capacity for timely payment is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1. A-3 indicates an adequate capacity for timely payments. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations. B indicates only speculative capacity for timely payment. C indicates a doubtful capacity for payment. D is assigned to issues in default.

         |X| Fitch The ratings of commercial paper by Fitch are similar to its ratings of Municipal Notes, above.

Oppenheimer World Bond Fund
(formerly "Oppenheimer Multi-Government Trust")

Two World Trade Center, New York, New York 10048-0203
1-800-525-7048


Statement of Additional Information dated    March 31, 1997


         This Statement of Additional Information is not a Prospectus. This document contains additional information about the Fund and supplements
information  in the Prospectus  dated    March 31, 1997.       It should be read
together with the Prospectus, and the Registration Statement on Form N-2, of which the Prospectus and this Statement of Additional Information are a part, can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission (the "SEC") in Washington, D.C. and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C., 20549.


TABLE OF CONTENTS


                                                                           Page

Investment Objective and Policies*
Management................................................................44
Control Persons and Principal Holders of Securities......45.
Investment Advisory and Other Services*
Brokerage Allocation and Other Practices.....................53
Tax Status*
Financial Statements.....................................................54

--------------------
*See Prospectus

                                     PART B

                 INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL
INFORMATION

Item 14.          Cover Page.

         Reference is made to the preceding page.

Item 15.          Table of Contents.

         Reference is made to the preceding page and to Items 16 through 23 of the Statement of Additional Information set forth below.

Item 16.          General Information and History.

         Inapplicable.

Item 17.          Investment Objective and Policies.

         Reference is made to Item 8 of the Prospectus.

Item 18.          Management.

         1 and 2.The Fund's Trustees and officers and their principal occupations and business affiliations during the past five years are set forth below. The address for each Trustee and officer is Two World Trade Center, New York, New York 10048-0203, unless another address is listed below. All of the Trustees are also trustees or directors of Oppenheimer Fund, Oppenheimer Growth Fund, Oppenheimer Enterprise Fund, Oppenheimer Municipal Bond Fund, Oppenheimer Money Market Fund, Inc., Oppenheimer Capital Appreciation Fund (formerly named "Oppenheimer Target Fund"), Oppenheimer U.S. Government Trust, Oppenheimer New York Municipal Fund, Oppenheimer California Municipal Fund, Oppenheimer Multi-State Municipal Trust, Oppenheimer Asset Allocation Fund, Oppenheimer Gold & Special Minerals Fund, Oppenheimer Global Fund, Oppenheimer International Growth Fund, Oppenheimer Developing Markets Fund, Oppenheimer Series Fund, Inc., Oppenheimer Global Growth & Income Fund, Oppenheimer Global Emerging Growth Fund and Oppenheimer Multi-Sector Income Trust (collectively, the "New York- based Oppenheimer funds"), except that Ms. Macaskill is not a director of Oppenheimer Money Market Fund, Inc. As of January 31, 1997 the Trustees and officers of the Fund as a group owned of record or beneficially less than 1% of the shares of the Fund. That statement does not include ownership of shares held of record by an employee benefit plan for employees of the Adviser (one of the Trustees of the Fund listed below, Ms. Macaskill, and one of the officers, Mr. Donohue are trustees of that plan), other than the shares beneficially owned under that plan by officers of the Fund listed below.

Leon Levy, Chairman of the Board of Trustees; Age:  71
31 West 52nd Street, New York, New York  10019
General Partner of Odyssey Partners, L.P. (investment partnership) and Chairman of Avatar Holdings, Inc. (real estate development).

Robert G. Galli, Trustee*; Age:  63
Vice Chairman of the Adviser; formerly he held the following positions: Vice President and Counsel of Oppenheimer Acquisition Corp. ("OAC"), the Adviser's parent holding company; Executive Vice President & General Counsel of the Adviser and OppenheimerFunds Distributor, Inc., a director of the Adviser and the Distributor, Vice President and a director of HarbourView Asset Management Corporation ("HarbourView") and Centennial Asset Management Corporation ("Centennial"), investment advisory subsidiaries of the Adviser, a director of Shareholder Financial Services, Inc. ("SFSI") and Shareholder Services, Inc. ("SSI"), transfer agent subsidiaries of the Adviser and an officer of other Oppenheimer funds.

Benjamin Lipstein, Trustee; Age:  73
591 Breezy Hill Road, Hillsdale, New York 12529
Professor Emeritus of Marketing, Stern Graduate School of Business Administration, New York University; a director of Sussex
Publishers, Inc. (Publishers of Psychology Today and Mother Earth
News) and Spy Magazine, L.P.

Bridget A. Macaskill, President and Trustee*; Age: 48 President, CEO and a director of the Adviser; Chairman and a director of SSI and SFSI; President and a director of OAC and HarbourView and Oppenheimer Partnership Holdings, Inc., a holding company subsidiary of the Adviser, a director of Oppenheimer Real Asset Management, Inc.; formerly an Executive Vice President of the Adviser.

Elizabeth B. Moynihan, Trustee;  Age:  67
801 Pennsylvania Avenue, N.W., Washington, DC 20004
Author and architectural historian; a trustee of the Freer Gallery of Art (Smithsonian Institution), the Institute of Fine Arts (New
York University), National Building Museum; a member of the
Trustees Council, Preservation League of New York State and the
Indo-U.S. Sub-Commission on Education and Culture.

Kenneth A. Randall, Trustee; Age:  69
6 Whittaker's Mill, Williamsburg, Virginia 23185
A director of Dominion Resources, Inc. (electric utility holding company), Dominion Energy, Inc. (electric power and oil & gas producer), Enron-Dominion Cogen Corp. (cogeneration company), Kemper Corporation (insurance and financial services company), and Fidelity Life Association (mutual life insurance company); formerly

Chairman of the Board of ICL, Inc. (information systems),
President and Chief Executive Officer of The Conference Board, Inc. (international economic and business research), and a director of Lumbermen Mutual Casualty Company, American Motorists Insurance
Company and American Manufacturers Mutual Insurance Company.

Edward V. Regan, Trustee; Age:  66
40 Park Avenue, New York, New York 10016
Chairman of Municipal Assistance Corporation for the City of New York; Senior Fellow of Jerome Levy Economics Institute, Bard College; a member of the U.S. Competitiveness Policy Council; a director of GranCare, Inc. (healthcare provider); formerly New York State Comptroller and trustee, New York State and Local Retirement Fund.

Russell S. Reynolds, Jr., Trustee; Age:  65
200 Park Avenue, New York, New York 10166
Founder Chairman of Russell Reynolds Associates, Inc. (executive recruiting); Chairman of Directorship, Inc. (corporate governance consulting); a director of Professional Staff Limited (U.K.); a trustee of Mystic Seaport Museum, International House and Greenwich Historical Society.

Donald W. Spiro, Vice Chairman and Trustee;* Age:  71
Chairman Emeritus and a director of the Adviser; formerly Chairman of the Adviser and the Distributor.

Pauline Trigere, Trustee; Age:  84
498 Seventh Avenue, New York, New York 10018
Chairman and Chief Executive Officer of Trigere, Inc. (design and sale of women's fashions).

Clayton K. Yeutter, Trustee; Age:  66
1325 Merrie Ridge Road, McLean, Virginia 22101
Of Counsel, Hogan & Hartson (a law firm); a director of B.A.T. Industries, Ltd. (tobacco and financial services), Caterpillar, Inc. (machinery), ConAgra, Inc. (food and agricultural products), Farmers Insurance Company (insurance), FMC Corp. (chemicals and machinery), IMC Global, Inc. (chemicals and animal feed) and Texas Instruments, Inc. (electronics); formerly (in descending chronological order) Counsellor to the President (Bush) for Domestic Policy, Chairman of the Republican National Committee, Secretary of the U.S. Department of Agriculture, and U.S. Trade Representative.

----------------------
*A Trustee who is an "interested person" of the Fund as defined in the Investment Company Act.

Andrew J. Donohue, Secretary; Age: 46
Executive Vice President and General Counsel of the Adviser and the

Distributor; President and a director of Centennial; Executive Vice President, General Counsel and a director of HarbourView, SSI, SFSI, and Oppenheimer Partnership Holdings, Inc.; President and a director of Oppenheimer Real Asset Management, Inc.; General Counsel of OAC; Executive Vice President, Chief Legal Officer and a director of MultiSource Services, Inc. (a broker-dealer); an officer of other Oppenheimer funds; formerly Senior Vice President and Associate General Counsel of the Adviser and the Distributor, Partner in Kraft & McManimon (a law firm), an officer of First Investors Corporation (a broker-dealer) and First Investors Management Company, Inc. (broker-dealer and investment adviser); and director and an officer of First Investors Family of Funds and First Investors Life Insurance Company.

George C. Bowen, Treasurer; Age: 60
6803 South Tucson Way, Englewood, Colorado 80112
Senior Vice President and Treasurer of the Adviser; Vice President and Treasurer of the Distributor and HarbourView; Senior Vice President, Treasurer and Assistant Secretary and a director of Centennial; Senior Vice President, Treasurer and Secretary of SSI; Vice President, Treasurer of SFSI; Treasurer of OAC; Vice President and Treasurer of Oppenheimer Real Asset Management, Inc.; Chief Executive Officer, Treasurer and director of MultiSource Services, Inc. (a broker-dealer); and an officer of other Oppenheimer funds.

Thomas P. Reedy, Vice President and Portfolio Manager; Age 35 Vice President of the Adviser; an officer of other Oppenheimer funds; formerly a Securities Analyst of the Adviser.

David Rosenberg, Vice President and Portfolio Manager; Age 38 Vice President of the Adviser; an officer of other Oppenheimer funds; formerly Vice President and Portfolio Manager for Delaware Investment Advisors.

Ashwin Vasan, Vice President and Portfolio Manager; Age 34 Vice President of the Adviser; an officer of other Oppenheimer funds; formerly a Securities Analyst for the Adviser, prior to which he was a Securities Analyst for Citibank, N.A.

Robert G. Zack, Assistant Secretary; Age: 48
Senior Vice President and Associate General Counsel of the Adviser; Assistant Secretary of SSI and SFSI; an officer of other Oppenheimer funds.

Robert J. Bishop, Assistant Treasurer; Age: 38
6803 South Tucson Way, Englewood, Colorado 80112
Vice President of the Adviser/Mutual Fund Accounting; an officer of other Oppenheimer funds; formerly a Fund Controller for the Adviser, prior to which he was an Accountant for Yale & Seffinger, P.C., an accounting firm, and previously an Accountant and Commissions Supervisor for Stuart James Company Inc., a broker-dealer.

Scott T. Farrar, Assistant Treasurer; Age: 31
6803 South Tucson Way, Englewood, Colorado 80112
Vice President of the Adviser/Mutual Fund Accounting; an officer of other Oppenheimer funds; formerly a Fund Controller for the Adviser.


         The Board of Trustees does not have an executive or investment committee. The Trustees of the Fund have appointed a study committee consisting of Mr. Lipstein (Chairman)and Mrs. Moynihan, neither of whom is an "interested person" of the Adviser or the Fund and Mr. Galli. The study committee's function is to report to the Board on matters that include (i) legal and regulatory developments, (ii) periodic renewals of the Advisory Agreement, (iii) review of the transfer agent and registrar agreement, (iv) review of the administrative services provided by Mitchell Hutchins Asset Management, Inc., (v) portfolio management, (vi) valuation of portfolio securities, (vii) custodian relationships and use of foreign subcustodians, (viii) code of ethics matters, policy on use of insider information, (ix) consideration of tender offers and other repurchases of fund shares and possible conversion to open-end status, and
(x) indemnification and insurance of the Fund's officers and trustees.


         3.  Inapplicable.

         4. The officers of the Fund and certain Trustees of the Fund (Ms. Macaskill and Messrs. Galli and Spiro; Ms. Macaskill is also an officer) who are affiliated with the Adviser receive no salary or fees from the Fund. The remaining Trustees of the Fund received the compensation shown below from the Fund. The compensation from the Fund was paid during its fiscal year ended October 31, 1996. The compensation from all of the New York-based Oppenheimer funds includes the Fund and is compensation received as a director, trustee or member of a committee of the Board of those funds during the calendar year 1996.



                                                              Retirement
                                      Aggregate               Benefits                Total Compensation
                                      Compensation            Accrued as              From All
Name and                              from                    Part of Fund            New York-based
Position                              Fund                    Expenses                Oppenheimer funds1
Leon Levy                             $3,708                  $6,237                    $152,750
  Chairman and
  Trustee

                                                       -47-




Benjamin Lipstein                     $2,267                  $3,813                    $ 91,350
  Study
  Committee
  Chairman, Audit
  Committee Member
  and Trustee2
Elizabeth B. Moynihan                 $2,267                  $3,813                    $ 91,350
  Study
  Committee
  Member and
  Trustee
Kenneth A. Randall                    $2,062                  $3,468                    $ 83,450
  Audit
  Committee
  Chairman and
  Trustee
Edward V. Regan                       $1,809                  $3,043                    $ 78,150
  Proxy Committee
  Chairman,
  Audit
  Committee
  Member and
  Trustee
Russell S. Reynolds, Jr.              $1,370                  $2,305                    $58,800
   Proxy Committee
  Member and
  Trustee
Pauline Trigere                       $1,370                  $2,305                    $ 55,300
  Trustee
Clayton K. Yeutter                    $1,370                  $2,305                    $ 58,800
  Proxy Committee
  Member and
  Trustee

----------------------
1For the 1996 calendar year.
2Committee position held during a portion of the period shown.

         The Fund has adopted a retirement plan that provides for payment to a retired Trustee of up to 80% of the average compensation paid during that Trustee's five years of service in which the highest compensation was received. A Trustee must serve in that capacity for any of the New York-based Oppenheimer funds for at least 15 years to be eligible for the maximum payment. Because each Trustee's retirement benefits will depend on the amount of the Trustee's future compensation and length of service, the amount of those benefits cannot be determined at this time, nor can the Fund estimate the number of years of credited service that will be used to determine those benefits.


Item 19.          Control Persons and Principal Holders of Securities.

         1.       Inapplicable.

         2. As of January 31, 1997, no person owned of record or was known by the Fund to own beneficially 5% or more of the outstanding

Shares except:


         3. As of January 31, 1997, the trustees and officers of the Fund as a group owned less than 1% of the outstanding Shares.


Item 20.          Investment Advisory and Other Services.

         Reference is made to Item 9 of the Prospectus.

Item 21.          Brokerage Allocation and Other Practices.

         1 and 2. The Fund paid brokerage commissions during the fiscal years ended October 31, 1994, 1995 and 1996 in the amounts of $405, $1,333 and $4,239, respectively. The Fund will not effect portfolio transactions through any broker
(i) which is an affiliated person of the Fund, (ii) which is an affiliated person of such affiliated person or (iii) an affiliated person of which is an affiliated person of the Fund or its Adviser. There is no principal underwriter of shares of the Fund. As most purchases of portfolio securities made by the Fund are principal transactions at net prices, the Fund incurs little or no brokerage costs. The Fund deals directly with the selling or purchasing principal or market maker without incurring charges for the services of a broker on its behalf unless it is determined that a better price or execution may be obtained by using the services of a broker. Purchases of portfolio securities from underwriters include a commission or concession paid by the issuer to the underwriter, and purchases from dealers include a spread between the bid and asked price. Transactions in foreign securities markets generally involve the payment of fixed brokerage commissions, which are usually higher than those in the United States. The Fund seeks to obtain prompt execution of orders at the most favorable net price.


         3. The Advisory Agreement between the Fund and the Adviser (the "Advisory Agreement") contains provisions relating to the selection of brokers, dealers and futures commission merchants (collectively referred to as "brokers") for the Fund's portfolio transactions. The Adviser is authorized by the Advisory Agreement to employ brokers as may, in its best judgment based on all relevant factors, implement the policy of the Fund to obtain, at reasonable expense, the "best execution" (prompt and reliable execution at the most favorable price obtainable) of such transactions. The Adviser need not seek competitive bidding but is expected to minimize the commissions paid to the extent consistent with the interests and policies of the Fund.


         Certain other investment companies advised by the Adviser and its affiliates have investment objectives and policies similar to those of the Fund. If possible, concurrent orders to purchase or sell the same security by more than one of the accounts managed by the Adviser or its affiliates are combined. The transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account. If transactions on behalf of more than one fund during the same period increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price or quantity. When the Fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transactions in the security to which the option relates.

         Under the Advisory Agreement, if brokers are used for portfolio transactions, the Adviser may select brokers for their execution and/or research services, on which no dollar value can be placed. Information received by the Adviser for those other accounts may or may not be useful to the Fund. The commissions paid to such dealers may be higher than another qualified dealer would have charged if a good faith determination is made by the Adviser that the commission is reasonable in relation to the services provided. Subject to applicable regulations, sales of shares of the Fund and/or investment companies advised by the Adviser or its affiliates may also be considered as a factor in directing transactions to brokers, but only in conformity with the price, execution and other considerations and practices discussed above.

         Such research, which may be provided by a broker through a third party, includes information on particular companies and industries as well as market, economic or institutional activity areas. It serves to broaden the scope and supplement the research activities of the Adviser, to make available additional views for consideration and comparisons, and to enable the Adviser to obtain market information for the valuation of securities held in the Fund's portfolio or being considered for purchase.

         4. During the fiscal year ended October 31, 1996, there were no commissions related to brokerage transactions that were directed to brokers because of research provided.


         5.       Inapplicable.

Item 22.          Tax Status.

         Reference is made to Item 10 of the Prospectus.

Item 23.          Financial Statements.

         1.       Statement of Investments

         2.       Statement of Assets and Liabilities

         3.       Statement of Operations

         4.       Statements of Changes in Net Assets

         5.       Financial Highlights

         6.       Notes to Financial Statements

         7.       Independent Auditors' Report

         8.       Independent Auditors' Consent

Statement of Investments October 31, 1996
Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Mortgage-Backed Obligations  --  22.4%
Government  Agency  -- 20.7%
FHLMC/FNMA/Sponsored  -- 7.2%
Federal  Home  Loan
Mortgage Corp.:
  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
  Participation Certificates, Series 1343, Cl. LA, 8%,
    8/15/22.................................................  $     229,000  $  237,588
  Interest-Only Stripped Mtg.-Backed Security, Trust 177,
    Cl. B, 6.698%-6.972%, 7/15/26 (2).......................      8,535,380   3,044,730
  Mtg.-Backed Certificates, 11.50%, 1/1/18..................        128,299     145,205
  Mtg.-Backed Certificates, 13%, 5/1/19.....................        476,877     562,081
                                                                             ----------
                                                                              3,989,604
                                                                             ----------
GNMA/Guaranteed  --  13.5%
Government National Mortgage Assn.:
  6%, 11/15/26 (3)..........................................        500,000     500,938
  7%, 1/15/24-5/15/24.......................................      3,504,944   3,458,009
  7.50%, 5/15/24-1/15/26....................................        601,915     604,468
  7.50%, 11/15/26 (3).......................................      2,500,000   2,507,825
  11%, 11/15/26 (3).........................................        160,610     182,843
  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
    Investment Conduit Pass-Through Certificates, Series
    1994-5, Cl. PQ, 7.493%, 7/16/24.........................        150,000     151,031
                                                                             ----------
                                                                              7,405,114
                                                                             ----------
Private  --  1.7%
Commercial  --  1.3%
Morgan Stanley Capital I, Inc., Commercial Mtg. Pass-Through
  Certificates, Series 1996-C1, Cl. E, 7.51%, 2/15/28
  (4)(5)....................................................        553,342     449,590
Resolution Trust Corp., Commercial Mtg. Pass-Through
  Certificates, Series 1995-C1, Cl. F, 6.90%, 2/25/27.......        189,088     160,843
Structured Asset Securities Corp., Multiclass Pass-Through
  Certificates, Series 1995-C4, Cl. E, 8.80%, 6/25/26
  (4)(5)....................................................        100,000      83,344
                                                                             ----------
                                                                                693,777
                                                                             ----------
Multi-Family  --  0.4%
Mortgage Capital Funding, Inc., Multifamily Mtg.
  Pass-Through Certificates, Series 1996-MC1, Cl. G, 7.15%,
  6/15/06 (5)...............................................        250,000     197,813
                                                                             ----------
Total Mortgage-Backed Obligations (Cost $11,977,642)........                 12,286,308
                                                                             ----------

U.S. Government Obligations  --  8.4%
U.S. Treasury Nts.:
  6.25%, 2/15/03 (6)(14)....................................      3,275,000   3,287,281
  6.375%, 8/15/02...........................................      1,331,000   1,345,818
                                                                             ----------
Total U.S. Government Obligations (Cost $4,562,243).........                  4,633,099
                                                                             ----------

                                           -52-

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Foreign Government Obligations  --  33.5%
Argentina -- 1.4% Argentina (Republic of):
  Par Bonds, 5.25%, 3/31/23 (7).............................  $     500,000  $  296,250
  Treasury Bills, Zero Coupon, 10.156%, 11/15/96 (8)
    (ARP)...................................................        250,000     249,490
Buenos Aires (Province of) Bonds, 10%, 3/5/01 (DEM).........        332,000     230,425
                                                                             ----------
                                                                                776,165
                                                                             ----------
Australia  --  1.8%
First Australia National Mortgage Acceptance Corp. Ltd.
  Bonds, Series 22, 11.40%, 12/15/01 (AUD)..................        432,650     376,312
New South Wales Treasury Corp. Gtd. Bonds,
  12%, 12/1/01 (14)(AUD)....................................        660,000     630,207
                                                                             ----------
                                                                              1,006,519
                                                                             ----------
Brazil  --  2.2%
Banco Estado Minas Gerais, 8.25%, 2/10/00...................        500,000     475,000
Brazil (Federal Republic of) Nts.,
  Banco Estado Minas Gerais, 7.875%, 2/10/99................         20,000      19,225
Telecomunicacoes Brasileiras SA Bonds, 13%, 2/5/99 (ITL)....  1,050,000,000     738,327
                                                                             ----------
                                                                              1,232,552
                                                                             ----------
Bulgaria -- 1.4% Bulgaria (Republic of):
  Front-Loaded Interest Reduction Bearer Bonds,
    Tranche A, 2.25%, 7/28/12 (7)...........................      1,600,000     511,500
  Interest Arrears Bonds, 6.688%, 7/28/11 (4)...............        525,000     231,000
                                                                             ----------
                                                                                742,500
                                                                             ----------
Canada  --  3.1%
Canada (Government of) Real Return Debs.,
  4.517%, 12/1/21 (9)(14) (CAD).............................      2,055,000   1,676,399
                                                                             ----------
Costa Rica  --  0.5%
Central Bank of Costa Rica Interest Claim Bonds, Series A,
  6.344%, 5/21/05 (4).......................................        306,965     293,919
                                                                             ----------
Denmark  --  1.7%
Denmark (Kingdom of) Bonds, 8%, 11/15/01 (DKK)..............      4,960,000     934,535
                                                                             ----------
Great Britain  --  4.9%
United Kingdom Treasury Nts., 13%, 7/14/00 (14) (GBP).......      1,385,000   2,676,798
                                                                             ----------
Italy -- 1.4% Italy (Republic of):
  Sr. Unsec. Unsub. Global Bonds, 0.563%, 7/26/99 (4)
    (JPY)...................................................     54,000,000     477,259
  Treasury Bonds, Buoni del Tesoro Poliennali, 10.50%,
    7/15/00 (ITL)...........................................    430,000,000     311,650
                                                                             ----------
                                                                                788,909
                                                                             ----------

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Jordan  --  2.1%
Hashemite Kingdom of Jordan Interest Arrears Bonds, 6.625%,
  12/23/05 (4)..............................................  $   1,300,000  $1,153,750
                                                                             ----------
Mexico  --  5.7%
Banco Nacional de Comercio Exterior SNC International
  Finance BV Gtd. Nts., 8%, 8/5/03..........................        725,000     642,078
Bonos de la Tesoreria de la Federacion, Zero Coupon:
  29.172%, 7/3/97 (8) (MXP).................................      2,400,000     249,306
  28.589%, 7/31/97 (8) (MXP)................................      1,400,000     142,727
  27.799%, 9/4/97 (8) (MXP).................................      2,435,000     242,775
United Mexican States Bonds, 10.375%, 1/29/03 (DEM).........      2,685,000   1,866,180
                                                                             ----------
                                                                              3,143,066
                                                                             ----------
Norway  --  1.2%
Norwegian Government Bonds, 9.50%, 10/31/02 (NOK)...........      3,720,000     674,829
                                                                             ----------
Panama -- 1.1% Panama (Republic of):
  Debs., 6.629%, 5/10/02 (4)................................        276,923     266,539
  Interest Reduction Bonds, 3.50%, 7/17/14 (7)..............        500,000     328,750
                                                                             ----------
                                                                                595,289
                                                                             ----------
Poland  --  1.0%
Poland (Republic of) Treasury Bills, Zero Coupon:
  21.469%, 12/4/96 (8)(PLZ).................................        750,000     262,449
  20.376%, 3/19/97 (8)(PLZ).................................        800,000     265,489
                                                                             ----------
                                                                                527,938
                                                                             ----------
Portugal  --  1.1%
Portugal (Republic of) Bonds, Obrigicion do tes Medio Prazo,
  11.875%, 2/23/00 (PTE)....................................     83,000,000     622,079
                                                                             ----------
Sweden  --  1.7%
Sweden (Kingdom of) Bonds, Series 1030, 13%, 6/15/01
  (SEK).....................................................      4,800,000     917,090
                                                                             ----------
Venezuela -- 1.2%
Venezuela (Republic of):
  Front-Loaded Interest Reduction Bonds, Series A, 6.375%,
    3/31/07 (4).............................................        300,000     250,125
  Front-Loaded Interest Reduction Bonds, Series B, 6.50%,
    3/31/07 (4).............................................        250,000     208,438
  New Money Bonds, Series B, 6.625%, 12/18/05 (4)...........        250,000     206,875
                                                                             ----------
                                                                                665,438
                                                                             ----------
Total Foreign Government Obligations (Cost $17,649,231).....                 18,427,775
                                                                             ----------

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Loan Participations  --  5.0%
Algeria (Republic of) Reprofiled Debt Loan Participation,
  Tranche A, 6.625%, 9/4/06 (4)(5)..........................  $   1,500,000  $1,068,750
Colombia (Republic of) Concorde Loan Participation, 8.625%,
  1/31/98 (4)(5)............................................         70,000      69,300
Jamaica (Government of) 1990 Refinancing Agreement Nts.:
  Tranche A, 5.531%, 10/16/00 (4)(5)........................        145,833     140,729
  Tranche B, 6.312%, 11/15/04 (4)(5)........................        660,000     561,000
Morocco (Kingdom of) Loan Participation Agreement:
  Tranche A, 6.437%, 1/1/09 (4).............................        510,000     404,653
  Tranche B, 6.437%, 1/1/04 (4).............................         88,235      78,309
Trinidad & Tobago Loan Participation Agreement, Tranche A,
  1.772%, 9/30/00 (4)(5)(JPY)...............................     48,000,000     375,593
United Mexican States, Combined Facility 3, Loan
  Participation Agreement, Tranche A, 6.563%, 9/20/97
  (4)(5)....................................................         33,360      28,815
                                                                             ----------
Total Loan Participations (Cost $2,462,804).................                  2,727,149
                                                                             ----------
Corporate Bonds and Notes  --  20.6%
Basic Industry  --  2.4%
Chemicals  --  0.4%
ISP Holdings, Inc., 9% Sr. Nts., 10/15/03 (10)..............        200,000     203,000
                                                                             ----------
Metals/Mining  --  0.4%
Royal Oak Mines, Inc., 11% Sr. Sub. Nts., 8/15/06 (10)......        200,000     207,000
                                                                             ----------
Paper  --  1.6%
APP International Finance Co. BV, 11.75% Gtd. Sec. Nts.,
  10/1/05...................................................        100,000     103,250
Asia Pulp & Paper International Finance Co., Zero Coupon
  Asian Currency Nts., 16.551%, 5/15/97 (8)(IDR)............    700,000,000     274,273
Buckeye Cellulose Corp., 9.25% Sr. Sub. Nts., 9/15/08
  (14)......................................................        200,000     204,000
Indah Kiat International Finance Co. BV, 12.50% Sr. Sec.
  Gtd. Nts., Series C, 6/15/06..............................        100,000     108,000
Repap Wisconsin, Inc., 9.25% First Priority Sr. Sec. Nts.,
  2/1/02....................................................        100,000     101,500
Riverwood International Corp., 10.25% Sr. Nts., 4/1/06......         75,000      72,844
SD Warren Co., 12% Sr. Sub. Nts., Series B, 12/15/04........         25,000      26,937
                                                                             ----------
                                                                                890,804
                                                                             ----------
Consumer Related  --  3.4%
Consumer Products  --  0.9%
Coleman Holdings, Inc., Zero Coupon Sr. Sec. Disc. Nts.,
  Series B, 11.623%, 5/27/98 (8)............................        100,000      86,500
E & S Holdings Corp., 10.375% Sr. Sub. Nts., 10/1/06 (10)...        150,000     154,687
TAG Heuer International SA, 12% Sr. Sub. Nts., 12/15/05
  (10)......................................................        250,000     283,750
                                                                             ----------
                                                                                524,937
                                                                             ----------

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Food/Beverages/Tobacco  --  0.2%
Doane Products Co., 10.625% Sr. Nts., 3/1/06................  $      50,000  $   52,250
Foodbrands America, Inc., 10.75% Sr. Sub. Nts., 5/15/06.....         50,000      51,625
                                                                             ----------
                                                                                103,875
                                                                             ----------
Healthcare  --  0.7%
Genesis Health Ventures, Inc. 9.25% Sr. Sub. Nts., 10/1/06
  (10)......................................................        150,000     151,125
Magellan Health Services, Inc., 11.25% Sr. Sub. Nts., Series
  A, 4/15/04                                                        200,000     219,000
                                                                             ----------
                                                                                370,125
                                                                             ----------
Hotel/Gaming  --  1.1%
Capital Gaming International, Inc., Promissory Nts., 8/1/95
  (11)......................................................          2,000          --
Empress River Casino Finance Corp., 10.75% Sr. Gtd. Nts.,
  4/1/02....................................................        200,000     215,000
Grand Casinos, Inc., 10.125% Gtd. First Mtg. Nts.,
  12/1/03...................................................        100,000      98,875
HMH Properties, Inc., 9.50% Sr. Sec. Nts., Series B,
  5/15/05...................................................        100,000     101,500
Station Casinos, Inc., 10.125% Sr. Sub. Nts., 3/15/06.......        200,000     196,500
                                                                             ----------
                                                                                611,875
                                                                             ----------
Textile/Apparel  --  0.5%
Consoltex Group, Inc., 11% Sr. Sub. Gtd. Nts., Series B,
  10/1/03...................................................        100,000      99,000
Polysindo International Finance Co. BV, 11.375% Gtd. Sec.
  Nts., 6/15/06.............................................         50,000      53,313
WestPoint Stevens, Inc., 9.375% Sr. Sub. Debs., 12/15/05....        150,000     152,250
                                                                             ----------
                                                                                304,563
                                                                             ----------
Energy  --  2.3%
Chesapeake Energy Corp.:
  10.50% Sr. Nts., 6/1/02...................................        100,000     107,375
  9.125% Sr. Nts., 4/15/06..................................         50,000      50,500
Mariner Energy, Inc., 10.50% Sr. Sub. Nts., 8/1/06 (10).....        275,000     286,000
Mesa Operating Co.:
  0%/11.625% Gtd. Sr. Sub. Disc. Nts., 7/1/06 (12)..........        250,000     166,250
  10.625% Gtd. Sr. Sub. Nts., 7/1/06........................         50,000      53,125
Moran Energy, Inc., 8.75% Cv. Sub. Debs., 1/15/08...........        200,000     167,750
Petroleum Heat & Power Co., Inc.:
  12.25% Sub. Debs., 2/1/05.................................         49,000      54,145
  9.375% Sub. Debs., 2/1/06.................................        150,000     145,500
TransTexas Gas Corp., 11.50% Sr. Sec. Gtd. Nts., 6/15/02....        200,000     213,500
                                                                             ----------
                                                                              1,244,145
                                                                             ----------

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Financial Services  --  4.4%
Banco Bamerindus do Brasil SA:
  10.50% Debs., 6/23/97.....................................  $     275,000  $  273,109
  9% Unsec. Unsub. Bonds, 10/29/98..........................         90,000      85,275
Banco de Colombia, 5.20% Cv. Jr. Sub. Unsec. Nts., 2/1/99...        250,000     237,500
Banco Itamarati SA, 11.625% Sr. Unsec. Debs., 11/23/97......        250,000     256,719
Banco Mexicano SA, 8% Sr. Unsec. Unsub. Exchangeable Medium-
  Term Nts., 11/4/98........................................        100,000      98,938
Bank Internationale Indonesia, Zero Coupon Negotiable CD,
  15.912%, 1/6/97 (8)(IDR)..................................    720,000,000     300,928
First Nationwide Escrow Corp., 10.625% Sr. Sub. Nts.,
  10/1/03 (10)..............................................        150,000     158,625
PT Inti Indorayon Utama, Zero Coupon Promissory Nts.,
  17.234%, 2/12/97 (8)(IDR).................................    700,000,000     286,901
Siam Commercial Bank Public Ltd., Zero Coupon Debs.,
  10.581%, 11/18/96 (8)(THB)................................      2,500,000      97,703
Snap Ltd., 11.50% Sec. Bonds, 1/29/09 (DEM).................        900,000     589,960
                                                                             ----------
                                                                              2,385,658
                                                                             ----------
Housing Related  --  0.6%
NVR, Inc., 11% Sr. Gtd. Nts., 4/15/03.......................        100,000     103,500
Tribasa Toll Road Trust, 10.50% Nts., Series 1993-A, 12/1/11
  (10)......................................................        250,000     207,031
                                                                             ----------
                                                                                310,531
                                                                             ----------
Manufacturing  --  1.5%
Aerospace/Electronics/Computers  --  0.3%
Unisys Corp., 11.75% Sr. Nts., 10/15/04.....................        150,000     153,000
                                                                             ----------
Automotive  --  0.8%
Hayes Wheels International, Inc., 11% Sr. Sub. Nts.,
  7/15/06...................................................        165,000     172,013
Lear Corp., 9.50% Sub. Nts., 7/15/06 (14)...................        250,000     258,750
                                                                             ----------
                                                                                430,763
                                                                             ----------
Capital Goods  --  0.4%
Mettler Toledo, Inc., 9.75% Gtd. Sr. Unsec. Unsub. Nts.,
  10/1/06...................................................        200,000     205,500
                                                                             ----------
Media  --  2.0%
Broadcasting  --  0.2%
SFX Broadcasting, Inc., 10.75% Sr. Sub. Nts., Series B,
  5/15/06...................................................        100,000     103,375
                                                                             ----------

                                         -57-

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1

Cable Television  --  1.4%
American Telecasting, Inc., 0%/14.50% Sr. Disc. Nts.,
  6/15/04 (12)..............................................  $      99,579  $   68,212
Bell Cablemedia plc, 0%/11.875% Sr. Disc. Nts., 9/15/05
  (12)......................................................        300,000     225,000
Cablevision Systems Corp.:
  10.50% Sr. Sub. Debs., 5/15/16............................         50,000      49,125
  10.75% Sr. Sub. Debs., 4/1/04.............................        200,000     204,500
International CableTel, Inc., 0%/11.50% Sr. Deferred Coupon
  Nts., Series B, 2/1/06 (12)...............................        100,000      61,000
TeleWest plc, 0%/11% Sr. Disc. Debs., 10/1/07 (12)..........        250,000     161,250
                                                                             ----------
                                                                                769,087
                                                                             ----------
Diversified Media  --  0.4%
Universal Outdoor, Inc., 9.75% Sr. Sub. Nts., 10/15/06......        200,000     198,500
                                                                             ----------
Other  --  0.8%
CE Casecnan Water & Energy, Inc., 11.95% Sr. Nts., Series B,
  11/15/10..................................................        200,000     223,250
Iron Mountain, Inc., 10.125% Sr. Sub. Nts., 10/1/06.........         50,000      51,625
Protection One Alarm Monitoring, Inc., 0%/13.625% Sr. Disc.
  Nts., 6/30/05 (12)........................................        200,000     185,000
                                                                             ----------
                                                                                459,875
                                                                             ----------
Retail  --  0.3%
Ralph's Grocery Co., 10.45% Sr. Nts., 6/15/04...............        150,000     152,625
                                                                             ----------
Transportation  --  0.2%
Railroads  --  0.1%
Transtar Holdings LP/Transtar Capital Corp., 0%/13.375% Sr.
  Disc. Nts., Series B, 12/15/03 (12).......................        100,000      76,500
                                                                             ----------
Shipping  --  0.1%
Trans Ocean Container Corp., 12.25% Sr. Sub. Nts., 7/1/04...         50,000      58,500
                                                                             ----------
Utilities  --  2.7%
Electric Utilities  --  0.4%
CalEnergy, Inc., 9.50% Sr. Nts., 9/15/06 (10)...............         75,000      76,031
Calpine Corp., 10.50% Sr. Nts., 5/15/06 (10)................         50,000      52,125
El Paso Electric Co., 9.40% First Mtg. Bonds, Series E,
  5/1/11....................................................        100,000     104,000
                                                                             ----------
                                                                                232,156
                                                                             ----------

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Telecommunications  --  2.3%
Celcaribe SA, 0%/13.50% Sr. Sec. Nts., 3/15/04 (5)(12)......  $     250,000  $  200,000
Cellular Communications International, Inc., Zero Coupon Sr.
  Disc. Nts., 12.154%, 8/15/00..............................        100,000      66,500
Cellular, Inc., 0%/11.75% Sr. Sub. Disc. Nts., 9/1/03
  (12)......................................................        150,000     129,750
MFS Communications Co., Inc., 0%/9.375% Sr. Disc. Nts.,
  1/15/04 (12)..............................................        200,000     170,750
Omnipoint Corp., 11.625% Sr. Nts., 8/15/06 (10).............        200,000     204,000
PriCellular Wireless Corp., 0%/12.25% Sr. Sub. Disc. Nts.,
  10/1/03 (12)..............................................        200,000     163,500
Teleport Communications Group, Inc., 0%/11.125% Sr. Disc.
  Nts., 7/1/07 (12).........................................        250,000     161,875
Western Wireless Corp., 10.50% Sr. Sub. Nts., 2/1/07 (5)....        200,000     200,750
                                                                             ----------
                                                                              1,297,125
                                                                             ----------
Total Corporate Bonds and Notes (Cost $10,990,842)..........                 11,293,519
                                                                             ----------

                                                                 Shares
                                                              -------------
Common Stocks  --  0.0%
Finlay Enterprises, Inc. (13)...............................            333       4,995
Grand Union Co. (13)........................................          1,767      11,927
                                                                             ----------
Total Common Stocks (Cost $32,539)..........................                     16,922
                                                                             ----------
                                                                  Units
Rights, Warrants and Certificates  --  0.0%
American Telecasting, Inc. Wts., Exp. 6/99..................            500       1,750
Capital Gaming International, Inc. Wts., Exp. 2/99 (5)......          3,538         106
Cellular Communications International, Inc. Wts., Exp. 8/03
  (5).......................................................            100       2,000
IntelCom Group, Inc. Wts., Exp. 9/05 (5)....................            495       7,673
Protection One, Inc. Wts., Exp. 6/05 (5)....................            640       8,400
                                                                             ----------
Total Rights, Warrants and Certificates (Cost $16,236)......                     19,929
                                                                             ----------
                                                               Face Amount
                                                                   (1)
                                                              -------------
Structured Instruments  --  9.6%
Bayerische Landesbank Girozentrale, New York Branch:
  6.28% Deutsche Mark Currency Protected Yield Curve CD,
  7/25/97...................................................        250,000     249,737
  14% CD Linked Nts., 12/17/96 (indexed to the cross
    currency rates of Greek Drachma and European Currency
    Unit)...................................................        250,000     247,150
Canadian Imperial Bank, 10% CD British Pound Sterling
  Maximum Rate Linked Nts., 11/8/96 (indexed to the 3-month
  GBP LIBOR, multiplied by 9) (5)...........................        250,000     250,125

Oppenheimer World Bond Fund

                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Structured Instruments (Continued)
Canadian Imperial Bank of Commerce, New York Branch:
  14% CD Linked Nts., 11/25/96 (indexed to the cross
    currency rates of Greek Drachma and European Currency
    Unit)...................................................  $     550,000  $  544,610
  16.75% CD Linked Nts., 4/16/97 (indexed to the Federation
    GKO, Zero Coupon, 4/9/97)...............................        500,000     497,500
  17% CD Linked Nts., 2/26/97 (indexed to the Federation
    GKO, Zero Coupon, 2/19/97)..............................        250,000     249,250
  17% CD Linked Nts., 4/2/97 (indexed to the Russian
    Federation GKO, Zero Coupon, 3/26/97)...................        250,000     248,875
  17.30% CD Linked Nts., 2/26/97 (indexed to the Federation
    GKO, Zero Coupon, 2/19/97)..............................        100,000      99,700
Internationale Nederlanden (U.S.) Capital Holdings Corp., Zero Coupon:
  Chilean Peso Linked Nts., 11.122%, 12/11/96 (8)...........        260,000     251,264
  Chilean Peso Linked Nts., 11.813%, 6/23/97 (8)............        140,000     126,728
  Indian Rupee Linked Nts., 15.672%, 12/20/96 (8)...........        250,000     245,125
Lehman Brothers, Inc., Zero Coupon Citibank Czech Koruna
  Linked Nts., 12.399%, 11/21/96 (3) (8) (CZK)..............     13,500,000     499,309
Morgan Guaranty Trust Co. of New York, Nassau Branch, Zero
  Coupon Indian Rupee Currency Linked Nts., 17.392%,
  11/27/96 (8)..............................................        125,000     124,071
Salomon Brothers, Inc., Zero Coupon:
  Brazilian Credit Linked Nts., 12.38%, 1/3/97 (indexed to
    the Brazilian National Treasury Nts., Zero Coupon,
    1/2/97) (8).............................................        400,000     392,920
  Brazilian Credit Linked Nts., 12.638%, 1/3/97 (indexed to
    the Brazilian National Treasury Nts., Zero Coupon,
    1/2/97) (8).............................................        280,000     275,044
  Chilean Peso Indexed Enhanced Access Nts.,
    12.145%, 12/11/96 (8)...................................        250,000     242,275
  Chilean Peso Indexed Enhanced Access Nts.,
    11.792%, 12/11/96 (8)...................................        250,000     242,350
  Chilean Peso Indexed Enhanced Access Nts.,
    11.792%, 12/18/96 (8)...................................        250,000     241,425
Swiss Bank Corp., New York Branch, 6.05% CD Linked Nts.,
  6/20/97 (indexed to the closing Nikkei 225 Index on
  1/23/97, 5 yr. & 3 mos. Japanese Yen Swap rate & New
  Zealand Dollar)...........................................        250,000     252,312
                                                                             ----------
Total Structured Instruments (Cost $5,311,046)..............                  5,279,770
                                                                             ----------

                                              Expiration
                                                 Date       Strike    Contracts
Put Options Purchased  --  0.3%
Australian Dollar Put Opt...................        1/97      0.78AUD     630,000      2,646
Bulgaria (Republic of) Interest Arrears
  Bonds:
  6.688%, 7/28/11 Put Opt...................       11/96      41.10%          500      3,350
  6.688%, 7/28/11 Put Opt...................       12/96      40.75%        6,400     63,360
Italy (Republic of) Treasury Bonds, Buoni
  del Tesoro Poliennali, 9.50%, 2/1/06 Put
  Opt.......................................        7/97       99.96ITL       769      3,385
Swiss Franc Put Opt.........................        1/97       1.256CHF 4,030,266     71,658
                                                                                     -------
Total Put Options Purchased (Cost
  $147,375).................................                                         144,399
                                                                                     -------

Oppenheimer World Bond Fund


                                                                               Market
                                                               Face Amount     Value
                                                                   (1)       See Note 1
Repurchase Agreement  --  4.7%
Repurchase agreement with Zion First National Bank, 5.52%,
  dated 10/31/96, to be repurchased at $2,600,399 on
  11/1/96, collateralized by U.S. Treasury Nts.,
  5.75%-9.25%, 5/15/97-8/15/04, with a value of $2,654,829
  (Cost $2,600,000).........................................  $   2,600,000  $2,600,000
                                                                             ----------
Total Investments, at Value (Cost $55,749,958)..............          104.5% 57,428,870
Liabilities in Excess of Other Assets.......................           (4.5) (2,466,434)
                                                              -------------  ----------
Net Assets..................................................          100.0% $54,962,436
                                                              -------------  ----------
                                                              -------------  ----------

 1. Face amount is reported in U.S. Dollars, except for those denoted in the following currencies:

ARP           --      Argentine Peso      ITL           --      Italian Lira
AUD           --      Australian Dollar   JPY           --      Japanese Yen
CAD           --      Canadian Dollar     MXP           --      Mexican Peso
CHF           --      Swiss Franc         NOK           --      Norwegian Krone
CZK           --      Czech Koruna        PLZ           --      Polish Zloty
                      German Deutsche                           Portuguese
DEM           --      Mark                PTE           --      Escudo
DKK           --      Danish Krone        SEK           --      Swedish Krona
                      British Pound
GBP           --      Sterling            THB           --      Thai Baht
IDR           --      Indonesian Rupiah

 2. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline. Most other fixed income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates disclosed represent current yields based upon the current cost basis and estimated timing and amount of future cash flows.

 3. When-issued security to be delivered and settled after October 31, 1996.

 4. Represents the current interest rate for a variable rate security.

 5. Identifies issues considered to be illiquid -- See Note 8 of Notes to Financial Statements.

 6. Securities with an aggregate market value of $80,300 are held in collateralized accounts to cover initial margin requirements on open futures sales contracts. See Note 6 of Notes to Financial Statements.

 7. Represents the current interest rate for an increasing rate security.

 8. For zero coupon bonds, the interest rate shown is the effective yield on the date of purchase.

 9. Indexed instrument for which the principal amount and/or interest is affected by the relative value of a foreign index.

10. Represents a security sold under Rule 144A, which is exempt from registration under the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $1,983,374 or 3.61% of the Trust's net assets, at October 31, 1996.

11. Non-income producing  --  issuer is in default of interest payment.

12. Denotes a step bond: a zero coupon bond that converts to a fixed rate of interest at a designated future date.

13. Non-income producing security.

Oppenheimer World Bond Fund

14. A sufficient amount of securities has been designated to cover outstanding written call options, as follows:

                                  Contracts/Face                                          Market
                                   Subject to    Expiration    Exercise      Premium       Value
                                      Call          Date         Price      Received    See Note 1
                                  -------------  -----------  -----------  -----------  -----------
Call Option on Australian
 Dollar.........................      630,000      11/27/96         1.263AUD  $   3,024  $   2,646
Call Option on British Pound
 Sterling.......................      305,000       1/30/97         0.613GBP      6,869      7,991
Call Option on Bulgaria
 (Republic of) Front-Loaded
 Interest Reduction Bearer
 Bonds, Tranche A, 2.25%,
 7/28/12........................          800       12/4/96         32.75%        6,000     12,400
Call Option on Bulgaria
 (Republic of) Front-Loaded
 Interest Reduction Bearer
 Bonds, Tranche A, 2.25%,
 7/28/12........................          800      11/29/96         32.13%        4,560     16,000
Call Option on Bulgaria
 (Republic of)
 Interest Arrears Bonds, 6.688%,
 7/28/11........................          500      11/29/96         47.10%        2,850      3,000
Call Option on Swiss Franc......    2,050,000        1/6/97          1.20CHF      7,984      5,074
                                                                              ---------  ---------
                                                                              $  31,287  $  47,111
                                                                              ---------  ---------
                                                                              ---------  ---------

    Distribution of investments by country of issue, as a percentage of total investments at value, is as follows:

                                                           Market
Country                                                     Value       Percent
-------------------------------------------------------  -----------  -----------
United States..........................................  $26,650,930         46.4%
Mexico.................................................    3,477,849          6.1
Great Britain..........................................    3,063,048          5.3
Canada.................................................    2,678,134          4.7
Brazil.................................................    2,515,619          4.4
Jordan.................................................    1,153,750          2.0
Indonesia..............................................    1,126,665          2.0
Chile..................................................    1,104,042          1.9
Russia.................................................    1,095,325          1.9
Morocco................................................    1,072,922          1.9
Algeria................................................    1,068,750          1.9
Australia..............................................    1,006,519          1.7
Denmark................................................      934,536          1.6
Sweden.................................................      917,090          1.6
Bulgaria...............................................      809,210          1.4
Italy..................................................      792,293          1.4
Argentina..............................................      776,165          1.3
Jamaica................................................      701,729          1.2
Norway.................................................      674,829          1.2
Venezuela..............................................      665,438          1.2
Portugal...............................................      622,079          1.1
Panama.................................................      595,289          1.0
Other..................................................    3,926,659          6.8
                                                         -----------        ------
Total..................................................  $57,428,870        100.0%
                                                         -----------        ------
                                                         -----------        ------

See accompanying Notes to Financial Statements.
                                          -62-

Statement of Assets and Liabilities October 31, 1996
Oppenheimer World Bond Fund

ASSETS:
Investments, at value (cost $55,749,958)  --  see accompanying statement..............................................................  $57,428,870
Cash.....................................................................       34,492
Unrealized appreciation on forward foreign currency exchange
  contracts  --  Note 5..................................................       11,763
Receivables:
  Investments sold.......................................................    1,781,621
  Interest and principal paydowns........................................    1,209,582
  Closed forward foreign currency exchange contracts.....................       97,487
Other....................................................................        6,700
                                                                           -----------
    Total assets.........................................................   60,570,515
                                                                           -----------

LIABILITIES:
Options written, at value (premiums received $31,287)  --  see
  accompanying statement  --  Note 7.....................................       47,111
Unrealized depreciation on forward foreign currency exchange
  contracts  --  Note 5..................................................        1,345
Payables and other liabilities:
  Investments purchased (including $3,677,202 purchased on a when-issued
    basis)  --  Note 1...................................................    5,382,470
  Trustees' fees.........................................................       52,551
  Closed forward foreign currency exchange contracts.....................       47,848
  Management and administrative fees.....................................       13,057
  Other..................................................................       63,697
                                                                           -----------
    Total liabilities....................................................    5,608,079
                                                                           -----------
NET ASSETS...............................................................  $54,962,436
                                                                           -----------
                                                                           -----------

COMPOSITION OF NET ASSETS:
Par value of shares of beneficial interest...............................  $    66,155
Additional paid-in capital...............................................   59,784,052
Undistributed net investment income......................................      523,824
Accumulated net realized loss on investments and foreign currency
  transactions...........................................................   (7,083,779)
Net unrealized appreciation on investments and translation of assets and
  liabilities denominated in foreign currencies..........................    1,672,184
                                                                           ------------
NET ASSETS  --  applicable to 6,615,505 shares of beneficial interest outstanding............................................................  $54,962,436
                                                                           ------------
                                                                           ------------

NET ASSET VALUE PER SHARE................................................       $8.31

See accompanying Notes to Financial Statements.
                                       -63-


Statement of Operations For the Year Ended October 31, 1996
Oppenheimer World Bond Fund

INVESTMENT INCOME:
Interest..................................................................  $5,494,494
Dividends.................................................................       4,495
                                                                            ----------
      Total income........................................................   5,498,989
                                                                            ----------

EXPENSES:
Management fees  --  Note 4...............................................     346,262
Administrative fees  --  Note 4...........................................     106,520
Shareholder reports.......................................................      62,296
Custodian fees and expenses...............................................      47,072
Transfer agent and accounting service fees  --  Note 4....................      38,853
Trustees' fees and expenses  --  Note 1...................................      38,181
Legal and auditing fees...................................................      25,899
Registration and filing fees..............................................      13,224
Other.....................................................................       3,334
                                                                            ----------
      Total expenses......................................................     681,641
                                                                            ----------
NET INVESTMENT INCOME.....................................................   4,817,348
                                                                            ----------

REALIZED AND UNREALIZED GAIN (LOSS):
Net realized gain (loss) on:
  Investments (including premiums on options exercised)...................   1,311,255
  Closing of futures contracts............................................    (254,443)
  Closing and expiration of options written...............................    (123,206)
  Foreign currency transactions...........................................     240,445
                                                                            ----------
        Net realized gain.................................................   1,174,051
                                                                            ----------
Net change in unrealized appreciation or depreciation on:
  Investments.............................................................   1,269,875
  Translation of assets and liabilities denominated in foreign
    currencies............................................................    (193,128)
                                                                            ----------
      Net change..........................................................   1,076,747
                                                                            ----------
NET REALIZED AND UNREALIZED GAIN..........................................   2,250,798
                                                                            ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......................
$7,068,146
                                                                            ----------
                                                                            ----------

                 See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets
Oppenheimer World Bond Fund

                                                                     Year Ended October 31,
                                                                        1996        1995
                                                                     ----------  ----------
OPERATIONS:
Net investment income..............................................  $ 4,817,348  $ 4,710,494
Net realized gain (loss)...........................................    1,174,051   (1,281,279)
Net change in unrealized appreciation or depreciation..............    1,076,747      943,379
                                                                     -----------  -----------
      Net increase in net assets resulting from operations.........    7,068,146    4,372,594
                                                                     -----------  -----------

DIVIDENDS TO SHAREHOLDERS:
Dividends from net investment income...............................   (4,445,589)  (4,472,033)
                                                                     -----------  -----------
Total increase (decrease)..........................................    2,622,557      (99,439)

NET ASSETS:
Beginning of period................................................   52,339,879   52,439,318
                                                                     -----------  -----------
End of period [including undistributed (overdistributed) net investment income of $523,824 and $(79,149), respectively].......  $54,962,436  $52,339,879
                                                                     -----------  -----------
                                                                     -----------  -----------

See accompanying Notes to Financial Statements.

                                           -65-

Financial Highlights
Oppenheimer World Bond Fund


                                                 Year Ended October 31,
                                  -----------------------------------------------------
                                    1996       1995       1994       1993       1992
                                  ---------  ---------  ---------  ---------  ---------
PER SHARE OPERATING DATA:
Net asset value, beginning of
 period.........................  $    7.91  $    7.93  $    8.54  $    8.55  $    8.97
                                  ---------  ---------  ---------  ---------  ---------
Income (loss) from investment operations:
 Net investment income..........        .73        .71        .69        .82        .89
 Net realized and unrealized
   gain (loss)..................        .34       (.05)      (.61)        --       (.39)
                                  ---------  ---------  ---------  ---------  ---------
   Total income from investment
    operations..................       1.07        .66        .08        .82        .50
                                  ---------  ---------  ---------  ---------  ---------
Dividends and distributions to
 shareholders:
 Dividends from net investment
   income.......................       (.67)      (.68)      (.68)      (.75)      (.92)
 Tax return of capital
   distribution.................         --         --       (.01)      (.08)        --
                                  ---------  ---------  ---------  ---------  ---------
   Total dividends and
    distributions to
    shareholders................       (.67)      (.68)      (.69)      (.83)      (.92)
                                  ---------  ---------  ---------  ---------  ---------
Net asset value, end of
 period.........................  $    8.31  $    7.91  $    7.93  $    8.54  $    8.55
                                  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------
Market value, end of period.....  $    7.50  $    7.00  $    7.00  $    8.00  $    8.63

TOTAL RETURN, AT MARKET
 VALUE(1).......................     16.40%      9.09%     (4.84)%     2.22%      0.70%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in
 thousands).....................  $  54,962  $  52,340  $  52,439  $  56,526  $  55,668
Average net assets (in
 thousands).....................  $  53,309  $  51,207  $  54,380  $  55,877  $  56,970
Ratios to average net assets:
   Net investment income........      9.04%      9.20%      8.90%      9.59%     10.13%
   Expenses.....................      1.28%      1.24%      1.24%      1.22%      1.32%
Portfolio turnover rate(2)......     260.8%     344.2%     315.5%     112.5%      98.4%


(1) Assumes a hypothetical purchase at the current market price on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and a sale at the current market price on the last business day of the period. Total return does not reflect sales charges or brokerage commissions.
(2) The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended October 31, 1996 were $128,034,915 and $123,825,672, respectively. For the years ended October
    31, 1995 and 1994, purchases and sales of investment securities included mortgage 'dollar-rolls.'

                 See accompanying Notes to Financial Statements.
                                        -66-

Notes to Financial Statements
Oppenheimer World Bond Fund

1. Significant Accounting Policies

Oppenheimer World Bond Fund (the Fund), formerly named Oppenheimer Multi-Government Trust, is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The Fund's investment objective is to seek high current income. The Fund's investment adviser is OppenheimerFunds, Inc. (the Manager). The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation -- Portfolio securities are valued at the close of the New York Stock Exchange on the last day of each week on which day the New York Stock Exchange is open. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or the last sale price on the prior trading day. Long-term and short-term 'non-money market' debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term 'money market type' debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Forward foreign currency contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. Options are valued based upon the last sale price on the principal exchange on which the option is traded or, in the absence of any transactions that day, the value is based upon the last sale price on the prior trading date if it is within the spread between the closing bid and asked prices. If the last sale price is outside the spread, the closing bid is used.

Securities Purchased on a When-Issued Basis -- Delivery and payment for securities that have been purchased by the Fund on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The Fund maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Fund's net asset value to the extent the Fund makes such purchases while remaining substantially fully invested. As of October 31, 1996, the Fund had entered into outstanding when-issued or forward commitments of $3,677,202.

In connection with its ability to purchase securities on a when-issued or forward commitment basis, the Fund may enter into mortgage 'dollar-rolls' in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar
(same type coupon and maturity) but not identical securities on a specified future date. The Fund records each dollar-roll as a sale and a new purchase transaction.

Security Credit Risk -- The Fund invests in high yield securities, which may be subject to a greater degree of credit risk, greater market
                                   -67-

Oppenheimer World Bond Fund
fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation -- The accounting records of the Fund are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions. The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

Repurchase Agreements -- The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

Federal Taxes -- The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required. At October 31, 1996, the Fund had available for federal income tax purposes an unused capital loss carryover of approximately $6,951,000, which expires between 1998 and 2003.

Trustees' Fees and Expenses -- The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended October 31, 1996, a provision of $15,483 was made for the Fund's projected benefit obligations and payments of $1,214 were made to retired trustees, resulting in an accumulated liability of $41,703 at October 31, 1996.

Distributions to Shareholders -- The Fund intends to declare and pay dividends from net investment income monthly. Distributions from net realized gains on investments, if any, will be made at least once each year.

Classification of Distributions to Shareholders -- Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

During the year ended October 31, 1996, the Fund adjusted the classification of net investment income and capital gain (loss) to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October

Oppenheimer World Bond Fund
31, 1996, amounts have been reclassified to reflect an increase in undistributed net investment income of $145,857. Accumulated net realized loss on investments was increased by the same amount. In addition, to properly reflect foreign currency gain in the components of capital, $85,357 of foreign exchange gain determined according to U.S. Federal income tax rules has been reclassified from accumulated net realized loss to undistributed net investment income.

Other -- Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

Dividends in kind are recognized as income on the ex-dividend date, at the current market value of the underlying security. Interest on payment-in-kind debt instruments is accrued as income at the coupon rate and a market adjustment is made periodically.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.
Actual results could differ from those estimates.

2. Shares of Beneficial Interest

The Fund has authorized an unlimited number of $.01 par value shares of beneficial interest. There were no transactions in shares of beneficial interest for the years ended October 31, 1996 and 1995.

3. Unrealized Gains and Losses on
  Investments

At October 31, 1996 net unrealized appreciation on investments and options written of $1,663,088 was composed of gross appreciation of $2,061,485, and gross depreciation of $398,397.

4. Management and Administrative Fees and Other Transactions with Affiliates

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of 0.65% on the Fund's average annual net assets.

Mitchell Hutchins Asset Management Inc. serves as the Fund's Administrator. The Fund pays the Administrator an annual fee of 0.20% of the Fund's average annual net assets.

The Manager acts as the accounting agent for the Fund at an annual fee of $18,000, plus out-of-pocket costs and expenses reasonably incurred.

Shareholder Financial Services, Inc. (SFSI), a wholly-owned subsidiary of the Manager, is the transfer agent and registrar for the Fund. Fees paid to SFSI are based on the number of accounts and the number of shareholder transactions, plus out-of-pocket costs and expenses.

5. Forward Foreign Currency Exchange Contracts

A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at a future
                                        -69-

Oppenheimer World Bond Fund
date, at a negotiated rate. The Fund uses forward contracts to seek to manage foreign currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.

Forward contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.

Securities held in segregated accounts to cover net exposure on outstanding forward contracts are noted in the Statement of Investments where applicable. Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations. Risks include the potential inability of the counterparty to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

      At October 31, 1996, the Fund had outstanding forward contracts to purchase and sell currencies as follows:

                                                        Valuation as
                                             Contract        of
                               Expiration     Amount     October 31,   Unrealized   Unrealized
Contracts to Purchase             Date        (000s)        1996       Appreciation Depreciation
----------------------------  -------------  ---------  -------------  -----------  -----------
Spanish Peseta (ESP)........      10/20/97    49,220ESP  $  381,596     $   3,555    $      --

Italian Lira (ITL)..........      10/20/97-
                                  10/30/97   926,437ITL     602,422         4,197           --
Mexican Peso (MXP)..........       11/1/96     1,147MXP     142,258            --         1,201
                                                         ----------     ---------         -----
                                                         $1,126,276         7,752         1,201
                                                         ----------     ---------         -----
                                                         ----------

Contracts to Sell

Swiss Franc (CHF)...........      10/20/97       920CHF  $  751,304     $   3,723    $      --
Japanese Yen (JPY)..........      12/20/96-
                                  10/30/97    27,350JPY     250,963           288           144
                                                         ----------     ---------         -----
                                                         $1,002,267         4,011           144
                                                         ----------     ---------         -----
                                                         ----------
   Total Unrealized Appreciation and Depreciation                       $  11,763    $    1,345
                                                                        ---------         -----
                                                                        ---------         -----


6. Futures Contracts

The Fund may buy and sell interest rate futures contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts.

The Fund generally sells futures contracts to hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be
                                    -70-

Oppenheimer World Bond Fund
more efficient or cost effective than actually buying fixed income securities.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are noted in the Statement of Investments. The Statement of Assets and Liabilities reflects a receivable or payable for the daily mark to market for variation margin.

Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

At October 31, 1996, the Fund had outstanding futures contracts to sell debt securities as follows:

                                          Valuation
                                            as of
             Expiration     Number of    October 31,  Unrealized
                Date        Contracts       1996      Depreciation
             -----------  -------------  -----------  -----------
U.S.
 Treasury
 Bonds.....       12/96             1     $ 113,000    $   1,938

7. Option Activity

The Fund may buy and sell put and call options, or write put and covered call options on portfolio securities in order to produce incremental earnings or protect against changes in the value of portfolio securities.

The Fund generally purchases put options or writes covered call options to hedge against adverse movements in the value of portfolio holdings. When an option is written, the Fund receives a premium and becomes obligated to sell or purchase the underlying security at a fixed price, upon exercise of the option.

Options  are  valued  daily  based  upon the last  sale  price on the  principal
exchange  on  which  the  option  is  traded  and  unrealized   appreciation  or
depreciation is recorded. The Fund will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid.

Securities designated to cover outstanding call options are noted in the Statement of Investments where applicable. Shares subject to call, expiration date, exercise price, premium received and market value are detailed in a footnote to the Statement of Investments. Options written are reported as a liability in the Statement of Assets and Liabilities. Gains and losses are reported in the Statement of Operations.

The risk in writing a call option is that the Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Fund pays a premium whether or not the option is exercised. The Fund also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.
                                       -71-

Oppenheimer World Bond Fund

Written option activity for the year ended October 31, 1996 was as follows:

                     Call Options            Put Options
                 --------------------        ------------
                  Number     Amount      Number       Amount
                    of         of          of           of
                  Options   Premiums     Options     Premiums
                 ---------  ---------  -----------  -----------
Options
 outstanding at
 October 31,
 1995..........       2,837  $  35,528          --    $      --
Options
 written.......  11,204,398    148,271         657       22,747
Options closed
 or expired....  (7,874,086)  (149,671)       (657)     (22,747)
Options
 exercised.....    (346,049)    (2,841)         --           --
                 ----------  ----------       -----   ----------
Options
 outstanding at
 October 31,
 1996..........  2,987,100  $  31,287           --    $      --
                 ---------  ---------         -----   ----------
                 ---------  ---------         -----   ----------

8. Illiquid and Restricted Securities

At October 31, 1996, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may be considered illiquid if it lacks a readily-available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed from time to time) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit. The aggregate value of illiquid or restricted securities subject to this limitation at October 31, 1996 was $3,643,988, which represents 6.63% of the Fund's net assets. Information concerning restricted securities is as follows:


 Valuation
                                                                                    Per Unit
                                                                          Cost        as of
                                                           Acquisition     Per     October 31,
Security                                                      Date        Unit        1996
---------------------------------------------------------  -----------  ---------  -----------
Canadian Imperial Bank, 10% CD British Pound Sterling
 Maximum Rate Linked Nts., 11/8/96.......................     4/28/95   $  100.00   $  100.05

Independent Auditors' Report
Oppenheimer World Bond Fund

The Board of Trustees and Shareholders of
Oppenheimer World Bond Fund:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer World Bond Fund (formerly Oppenheimer Multi-Government Trust) as of October 31, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1996, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer World Bond Fund as of October 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the five year period then ended, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP

Denver, Colorado
November 21, 1996
                                          -73-

                                     PART C

                                                 OTHER INFORMATION


Item 24.          Financial Statements and Exhibits.

         1.       Financial Statements.

         (a) Statement of Investments - (See Part B, Statement of Additional Information): filed herewith.

         (b) Statement of Assets and Liabilities - (See Part B, Statement of Additional Information): filed herewith.

         (c) Statement of Operations - (See Part B, Statement of Additional Information): filed herewith.

         (d) Statements of Changes in Net Assets - (See Part B, Statement of Additional Information): filed herewith.

         (e) Financial Highlights - (See Part B, Statement of Additional Information): filed herewith.

         (f) Notes to Financial Statements - (See Part B, Statement of Additional Information): filed herewith.

         (g) Independent Auditors' Report - (See Part B, Statement of Additional Information): filed herewith.

         (h) Independent Auditors' Consent - (See Part B, Statement of Additional Information): filed herewith.

         2.       Exhibits:

         (a)      (1)      Declaration of Trust of Registrant - Filed with
Registrant's Registration Statement, 10/7/88, and refiled with
Post-Effective Amendment No. 8 to Registrant's Registration
Statement, 2/27/95, and incorporated herein by reference.

                  (2) Amendment No. 1 dated as of October 18, 1988 to Declaration of Trust of Registrant - Filed with Pre-Effective
Amendment No. 2 to Registrant's Registration Statement, 11/12/88, and refiled with Post-Effective Amendment No. 8 to Registrant's
Registration Statement, 2/27/95, and incorporated herein by reference.

                  (3) Amendment No. 2 dated as of November 12, 1988 to Declaration of Trust of Registrant - Filed with Post-Effective
Amendment No. 1 to Registrant's Registration Statement, 11/25/88, and refiled with Post-Effective Amendment No. 8 to Registrant's

Registration Statement, 2/27/95, and incorporated herein by reference.

                  (4) Amendment No. 3 dated November 6, 1989 to Declaration of Trust of Registrant - Filed with Post-Effective
Amendment No. 8 to Registrant's Registration Statement, 2/27/95, and incorporated herein by reference.

                  (5) Amendment No. 4 dated July 3, 1996 to Declaration of Trust of Registrant - Previously filed with Registrant's Post-
Effective Amendment No. 10, 7/26/96, and incorporated herein by reference.


         (b)      (1)      By-Laws of Registrant - Filed with Registrant's
Registration Statement, 10/7/88, and refiled with Post-Effective
Amendment No. 8 to Registrant's Registration Statement, 2/27/95, and incorporated herein by reference.

                  (2) Amendment to By-Laws of Registrant - Filed with Post-Effective Amendment No. 8 to Registrant's Registration
Statement, 2/27/95, and incorporated herein by reference.

                  (3) Amendment to By-Laws of Registrant - Previously filed with Registrant's Post-Effective Amendment No. 10, 7/26/96, and incorporated herein by reference.


         (c)      Inapplicable

         (d) Specimen certificate for Shares of Beneficial Interest, $.01 par value -Filed with Post-Effective Amendment No. 10 to
Registrant's Registration Statement.


         (e)      See Exhibit (k)(2).

         (f)      Inapplicable

         (g)      (1)      Investment Advisory Agreement with Oppenheimer
Management Corporation dated 10/22/90 - Filed with Post-Effective
Amendment No. 5 to Registrant's Registration Statement dated
2/28/91 and refiled with Post-Effective Amendment No. 8 to
Registrant's Registration Statement, 2/27/95, and incorporated herein by reference.

                  (2) Form of Administration Agreement with Mitchell Hutchins Asset Management Inc. - Filed with Pre-Effective Amendment
No. 2 to Registrant's Registration Statement, 11/12/88, and refiled with Post-Effective Amendment No. 8 to Registrant's Registration
Statement, 2/27/95, and incorporated herein by reference.

         (h)      Inapplicable

         (i) Retirement Plan for Non-Interested Trustees or Directors (adopted by Registrant on 6/7/90) - Filed with Post-Effective
Amendment No. 45 to the Registration Statement of Oppenheimer
Special Fund (Reg. No. 2-14586) dated 10/21/94, and refiled with
Post-Effective Amendment No. 8 to Registrant's Registration
Statement, 2/27/95, and incorporated herein by reference.

         (j) Co-Custody Agreement - Filed with Post-Effective Amendment No. 7 to Registrant's Registration Statement, dated
2/26/93, and refiled with Post-Effective Amendment No. 8 to
Registrant's Registration Statement, 2/27/95, and incorporated herein by reference.

         (k)      (1)      Accounting Service Agreement - Filed with Post-
Effective Amendment No. 8 to Registrant's Registration Statement,
2/27/95, and incorporated herein by reference.

                  (2) Registrar, Transfer Agency and Service Agreement - Filed with Post-Effective Amendment No. 8 to Registrant's
Registration Statement, 2/27/95, and incorporated herein by reference.

                  (3) Co-Transfer Agent and Co-Registrar Agreement - Filed with Post-Effective Amendment No. 8 to Registrant's Registration
Statement, 2/27/95, and incorporated herein by reference.

         (l)      Inapplicable.

         (m)      Inapplicable

         (n)      Inapplicable

         (o)      Inapplicable

         (p)      Inapplicable

         (q)      Inapplicable

         (r)      Financial Data Schedule - Filed herewith

Item 25.          Marketing Arrangements.

         Inapplicable.

Item 26.          Other Expenses of Issuance and Distribution.

         Inapplicable.

Item 27.          Persons Controlled by or under Common Control.

         None.


Item 28.          Number of Holders of Securities.

         (1)                                                  (2)
                                                              Number of
                                                              Record Holders at
         Title of Class                                       January 31, 1997

         Shares of Beneficial Interest,                             1,112
         $.01 par value

Item 29.          Indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

         The Registrant hereby undertakes that it will apply the indemnification provision of its By-laws in a manner consistent with Release 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

         Registrant, in conjunction with the Registrant's Trustees, and other registered management investment companies managed by the Adviser, generally maintains insurance on behalf of any person who is or was a Trustee, officer, employee, or agent of Registrant. However, in no event will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which Registrant itself is not permitted to indemnify him.

Item 30.          Business and Other Connections of Investment Adviser.

         (a)      OppenheimerFunds, Inc. is the investment adviser of the

Registrant; it and certain subsidiaries and affiliates act in the same capacity to other registered investment companies as described in Parts A and B hereof and listed in Item 28(b) below.

         (b) There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each officer and director of OppenheimerFunds, Inc. is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.


Name & Current Position                                   Other Business and Connections
with OppenheimerFunds, Inc.                               During the Past Two Years
---------------------------                               -------------------------------
Mark J.P. Anson,
Vice President                                            Vice President of Oppenheimer
                                                          Real Asset Management, Inc.
                                                          ("ORAMI"); formerly Vice
                                                          President of Equity Derivatives
                                                          at Salomon Brothers, Inc.

Peter M. Antos,
Senior Vice President                                     An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds; a Chartered Financial
                                                          Analyst; Senior Vice President of
                                                          HarbourView; prior to March, 1996
                                                          he was the senior equity
                                                          portfolio manager for the
                                                          Panorama Series Fund, Inc. (the
                                                          "Company") and other mutual funds
                                                          and pension funds managed by G.R.
                                                          Phelps & Co. Inc. ("G.R.
                                                          Phelps"), the Company's former
                                                          investment adviser, which was a
                                                          subsidiary of Connecticut Mutual
                                                          Life Insurance Company; was also
                                                          responsible for managing the
                                                          common stock department and
                                                          common stock investments of
                                                          Connecticut Mutual Life Insurance
                                                          Co.

Lawrence Apolito,
Vice President                                            None.

Victor Babin,
Senior Vice President                                     None.

Bruce Bartlett,

                                                       -78-


Vice President                                            An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer     funds;
                                                          formerly     a    Vice
                                                          President  and  Senior
                                                          Portfolio  Manager  at
                                                          First    of    America
                                                          Investment Corp.

Ellen Batt,
Assistant Vice President                                  None

Kathleen Beichert,
Assistant Vice President                                  Formerly employed by Smith
                                                          Barney, Inc.

David Bernard,
Vice President                                            Previously a Regional Sales
                                                          Director for Retirement Plan
                                                          Services at Charles Schwab & Co.,
                                                          Inc.
Rajeev Bhaman,
Assistant Vice President                                  Formerly Vice President of Asian
                                                          Equities for Barclays de Zoete
                                                          Wedd, Inc.

Robert J. Bishop,
Vice President                                            Assistant Treasurer of the
                                                          Oppenheimer Funds (listed below);
                                                          previously a Fund Controller for
                                                          OppenheimerFunds, Inc. (the
                                                          "Adviser").

George Bowen, Senior Vice
President & Treasurer                                     Treasurer of the New York-based
                                                          Oppenheimer Funds; Vice
                                                          President, Assistant Secretary
                                                          and Treasurer of the Denver-based
                                                          Oppenheimer Funds. Vice President
                                                          and Treasurer of OppenheimerFunds
                                                          Distributor, Inc. (the
                                                          "Distributor") and HarbourView
                                                          Asset Management Corporation
                                                          ("HarbourView"), an investment
                                                          adviser subsidiary of the
                                                          Adviser; Senior Vice President,
                                                          Treasurer, Assistant Secretary
                                                          and a director of Centennial
                                                          Asset Management Corporation
                                                          ("Centennial"), an investment
                                                          adviser subsidiary of the
                                                          Adviser; Vice President,
                                                          Treasurer and Secretary of
                                                          Shareholder Services, Inc.
                                                          ("SSI") and Shareholder Financial
                                                          Services, Inc. ("SFSI"), transfer
                                                          agent subsidiaries of the
                                                          Adviser; Director, Treasurer and

                                                       -79-




                                                          Chief        Executive
                                                          Officer of MultiSource
                                                          Services,  Inc.;  Vice
                                                          President          and
                                                          Treasurer           of
                                                          Oppenheimer Real Asset
                                                          Management,      Inc.;
                                                          President,   Treasurer
                                                          and     Director    of
                                                          Centennial     Capital
                                                          Corporation;      Vice
                                                          President          and
                                                          Treasurer    of   Main
                                                          Street Advisers.

Scott Brooks,
Assistant Vice President                                  None.

Susan Burton,
Assistant Vice President                                  Previously a Director of
                                                          Educational Services for H.D.
                                                          Vest Investment Securities, Inc.

Michael A. Carbuto,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer     funds;
                                                          Vice    President   of
                                                          Centennial.

Ruxandra Chivu,
Assistant Vice President                                  None.

O. Leonard Darling,
Executive Vice President                                  Formerly Co-Director of Fixed
                                                          Income for State Street Research
                                                          & Management Co.

Robert A. Densen,
Senior Vice President                                     None.

Sheri Devereux,
Assistant Vice President                                  None.

Robert Doll, Jr.,
Executive Vice President and
Director                                                  An   officer    and/or
                                                          portfolio  manager  of
                                                          certain    Oppenheimer
                                                          funds.

John Doney,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer funds.

Andrew J. Donohue,
Executive Vice President,
General Counsel and Director                              Secretary of the New York-based
                                                          Oppenheimer Funds; Vice President
                                                          and Secretary of the Denver-based
                                                          Oppenheimer Funds; Secretary of

                                                       -80-




                                                          the Oppenheimer  Quest
                                                          and        Oppenheimer
                                                          Rochester       Funds;
                                                          Executive         Vice
                                                          President,    Director
                                                          and General Counsel of
                                                          the       Distributor;
                                                          President     and    a
                                                          Director            of
                                                          Centennial;      Chief
                                                          Legal  Officer  and  a
                                                          Director            of
                                                          MultiSource  Services,
                                                          Inc.;  President and a
                                                          Director            of
                                                          Oppenheimer Real Asset
                                                          Management,      Inc.;
                                                          Executive         Vice
                                                          President,     General
                                                          Counsel  and  Director
                                                          of   SFSI   and   SSI;
                                                          formerly  Senior  Vice
                                                          President          and
                                                          Associate      General
                                                          Counsel of the Adviser
                                                          and the Distributor.

George Evans,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer funds.

Scott Farrar,
Vice President                                            Assistant Treasurer of the New
                                                          York-based and Denver-based
                                                          Oppenheimer funds.

Leslie A. Falconio,
Assistant Vice President                                  None.

Katherine P. Feld,
Vice President and Secretary                              Vice President and Secretary of
                                                          OppenheimerFunds Distributor,
                                                          Inc.; Secretary of HarbourView
                                                          Asset Management Corporation,
                                                          MultiSource Services, Inc. and
                                                          Centennial Asset Management
                                                          Corporation; Secretary, Vice
                                                          President and Director of
                                                          Centennial Capital Corporation;
                                                          Vice President and Secretary of
                                                          ORAMI.

Ronald H. Fielding,
Senior Vice President; Chairman:
Rochester Division                                        An officer, Director and/or
                                                          portfolio manager of certain
                                                          Oppenheimer funds. Formerly
                                                          Chairman of the Board and
                                                          Director of Rochester Fund
                                                          Distributors, Inc. ("RFD"),
                                                          President and Director of
                                                          Fielding Management Company, Inc.
                                                          ("FMC"), President and Director
                                                          of Rochester Capital Advisors,

                                                       -81-




                                                          Inc. ("RCAI"), Managing Partner
                                                          of Rochester Capital Advisors,
                                                          L.P., President and Director of
                                                          Rochester Fund Services, Inc.
                                                          ("RFS"), President and Director
                                                          of Rochester Tax Managed Fund,
                                                          Inc.
John Fortuna,
Vice President                                            None.

Patricia Foster,
Vice President                                            Formerly she held the following
                                                          positions:  An officer of certain
                                                          Oppenheimer funds; Secretary and
                                                          General Counsel of Rochester
                                                          Capital Advisors, L.P. and
                                                          Secretary of Rochester Tax
                                                          Managed Fund, Inc.

Jennifer Foxson,
Assistant Vice President                                  None.

Robert G. Galli,
Vice Chairman                                             Trustee of the New York-based
                                                          Oppenheimer Funds; Vice President
                                                          and Counsel of OAC; formerly he
                                                          held the following positions:
                                                          Vice President and a director of
                                                          HarbourView and Centennial, a
                                                          director of SFSI and SSI, an
                                                          officer of other Oppenheimer
                                                          Funds.

Linda Gardner,
Assistant Vice President                                  None.

Jill Glazerman,                                           None.
Assistant Vice President

Ginger Gonzalez,
Vice President, Director of
Marketing                                                 Communications
                                                          Formerly    1st   Vice
                                                          President  /  Director
                                                          of  Graphic  and Print
                                                          Communications     for
                                                          Shearson        Lehman
                                                          Brothers.


                                                       -82-




Mildred Gottlieb,
Assistant Vice President                                  Formerly served as a Strategy
                                                          Consultant for the Private Client
                                                          Division of Merrill Lynch.

Caryn Halbrecht,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer     funds;
                                                          formerly          Vice
                                                          President   of   Fixed
                                                          Income       Portfolio
                                                          Management  at Bankers
                                                          Trust.

Glenna Hale,
Director of Investor Marketing                            Formerly Vice President (1994-
                                                          1997) of Retirement Plans
                                                          Services for OppenheimerFunds
                                                          Services.

Barbara Hennigar,
Executive Vice President and
President and Chief Executive
Officer of OppenheimerFunds
Services, a division of the
Adviser                                                   President and Director of SFSI;
                                                          President and Chief Executive
                                                          Officer of SSI.

Dorothy Hirshman,
Assistant Vice President                                  None.

Alan Hoden,
Vice President                                            None.

Merryl Hoffman,
Vice President                                            None.

Scott T. Huebl,
Assistant Vice President                                  None.


                                                       -83-




Richard Hymes,
Assistant Vice President                                  None.

Jane Ingalls,
Assistant Vice President                                  Formerly a Senior Associate with
                                                          Robinson, Lake/Sawyer Miller.
Ronald Jamison,
Vice President                                            Formerly Vice President and
                                                          Associate General Counsel at
                                                          Prudential Securities, Inc.

Frank Jennings,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds.  Formerly a Managing
                                                          Director of Global Equities at
                                                          Paine Webber's Mitchell Hutchins
                                                          division.

Heidi Kagan,
Assistant Vice President                                  None.

Thomas W. Keffer,
Vice President                                            Formerly Senior Managing Director
                                                          of Van Eck Global.

Avram Kornberg,
Vice President                                            Formerly a Vice President with
                                                          Bankers Trust.

Joseph Krist,
Assistant Vice President                                  None.

Paul LaRocco,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds. Formerly a Securities
                                                          Analyst for Columbus Circle
                                                          Investors.


                                                       -84-




Michael Levine,
Assistant Vice President                                  None.

Shanquan Li,
Assistant Vice President                                  Director of Board (since 2/96),
                                                          Chinese Finance Society; formerly
                                                          Chairman (11/94-2/96)), Chinese
                                                          Finance Society; and Director
                                                          (6/94-6/95), Greater China
                                                          Business Networks.

Stephen F. Libera,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds; a Chartered Financial
                                                          Analyst; a Vice President of
                                                          HarbourView; prior to March, 1996
                                                          he was the senior bond portfolio
                                                          manager for Panorama Series Fund,
                                                          Inc., other mutual funds and
                                                          pension accounts managed by G.R.
                                                          Phelps; was also responsible for
                                                          managing the public fixed-income
                                                          securities department at
                                                          Connecticut Mutual Life Insurance
                                                          Co.

Mitchell J. Lindauer,
Vice President                                            None.

David Mabry,
Assistant Vice President                                  None.

Loretta McCarthy,
Executive Vice President                                  None.

Bridget Macaskill,
President, Chief Executive
Officer and Director                                      President, Director and Trustee
                                                          of the New York-based and the
                                                          Denver-based Oppenheimer funds;
                                                          President and a Director of OAC,
                                                          HarbourView and Oppenheimer
                                                          Partnership Holdings, Inc.;
                                                          Director of ORAMI; Chairman and
                                                          Director of SSI; a Director of
                                                          Oppenheimer Real Asset
                                                          Management, Inc.

Timothy Martin,
Assistant Vice President                                  Formerly Vice President, Mortgage
                                                          Trading, at S.N. Phelps & Co.,
                                                          Salomon Brothers, and Kidder
                                                          Peabody.


                                                       -85-




Sally Marzouk,
Vice President                                            None.

Michelle McCann,
Assistant Vice President                                  Formerly Vice President, Quest
                                                          for Value Distributors,
                                                          Oppenheimer Capital Corporation.

Lisa Migan,
Assistant Vice President,                                 None.

Robert J. Milnamow,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds. Formerly a Portfolio
                                                          Manager with Phoenix Securities
                                                          Group.

Denis R. Molleur,
Vice President                                            None.

Linda Moore,
Vice President                                            Formerly Marketing Manager (July,
                                                          1995 - November, 1996) for Chase
                                                          Investment Services Corp.

Kenneth Nadler,
Vice President                                            None.

David Negri,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer funds.

Barbara Niederbrach,
Assistant Vice President                                  None.

Robert A. Nowaczyk,
Vice President                                            None.

Gina M. Palmieri,
Assistant Vice President                                  None.

Robert E. Patterson,
Senior                                                    Vice    President   An
                                                          officer         and/or
                                                          portfolio  manager  of
                                                          certain    Oppenheimer
                                                          funds.

John Pirie,
Assistant Vice President                                  Formerly a Vice President with
                                                          Cohane Rafferty Securities, Inc.

Tilghman G. Pitts III,
Executive Vice President                                  Chairman and Director of the
                                                          Distributor.

                                                       -86-





Jane Putnam,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer     funds.
                                                          Formerly        Senior
                                                          Investment Officer and
                                                          Portfolio Manager with
                                                          Chemical Bank.

Russell Read,
Vice President                                            Consultant for Prudential
                                                          Insurance on behalf of the
                                                          General Motors Pension Plan.

Thomas Reedy,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds. Formerly a Securities
                                                          Analyst for the Adviser.

David Robertson,
Vice President                                            None.

Adam Rochlin,
Vice President                                            Formerly a Product Manager for
                                                          Metropolitan Life Insurance
                                                          Company.

Michael S. Rosen
Vice President; President:
Rochester Division                                        An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds. Formerly Vice President of
                                                          RFS, President and Director of
                                                          RFD, Vice President and Director
                                                          of FMC, Vice President and
                                                          director of RCAI, General Partner
                                                          of RCA, an officer and/or
                                                          portfolio manager of certain
                                                          Oppenheimer funds.

David Rosenberg,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer funds.
Richard H. Rubinstein,
Senior Vice President                                     An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds; formerly Vice President
                                                          and Portfolio Manager/Security
                                                          Analyst for Oppenheimer Capital
                                                          Corp., an investment adviser.

Lawrence Rudnick,
Assistant Vice President                                  Formerly Vice President of Dollar
                                                          Dry Dock Bank.

                                                       -87-




James Ruff,
Executive Vice President                                  None.

Valerie Sanders,
Vice President                                            None.

Ellen Schoenfeld,
Assistant Vice President                                  None.

Stephanie Seminara,
Vice President                                            Formerly Vice President of
                                                          Citicorp Investment Services.

Diane Sobin,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer     funds;
                                                          formerly     a    Vice
                                                          President  and  Senior
                                                          Portfolio  Manager for
                                                          Dean            Witter
                                                          InterCapital, Inc.

Richard A. Soper,                                         None.
Assistant Vice President

Nancy Sperte,
Executive Vice President                                  None.

Donald W. Spiro,
Chairman                                                  Emeritus  and Director
                                                          Vice    Chairman   and
                                                          Trustee   of  the  New
                                                          York-based Oppenheimer
                                                          Funds;        formerly
                                                          Chairman     of    the
                                                          Adviser     and    the
                                                          Distributor.

Arthur Steinmetz,
Senior                                                    Vice    President   An
                                                          officer         and/or
                                                          portfolio  manager  of
                                                          certain    Oppenheimer
                                                          funds.

Ralph Stellmacher,
Senior                                                    Vice    President   An
                                                          officer         and/or
                                                          portfolio  manager  of
                                                          certain    Oppenheimer
                                                          funds.

John Stoma,
Senior Vice President,
Director Retirement Plans                                 Formerly Vice President of U.S.
                                                          Group Pension Strategy and
                                                          Marketing for Manulife Financial.

Michael C. Strathearn,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds; a Chartered Financial
                                                          Analyst; a Vice President of
                                                          HarbourView; prior to March, 1996
                                                          he was an equity portfolio

                                                       -88-




                                                          manager for Panorama Series Fund,
                                                          Inc. and other mutual funds and
                                                          pension accounts managed by G.R.
                                                          Phelps.

James C. Swain,
Vice Chairman of the Board                                Chairman, CEO and Trustee,
                                                          Director or Managing Partner of
                                                          the Denver-based Oppenheimer
                                                          Funds; President and a Director
                                                          of Centennial; formerly President
                                                          and Director of OAMC, and
                                                          Chairman of the Board of SSI.

James Tobin,
Vice President                                            None.

Jay Tracey,
Vice President                                            Vice President of the Adviser;
                                                          Vice President and Portfolio
                                                          Manager of Oppenheimer Discovery
                                                          Fund, Oppenheimer Global Emerging
                                                          Growth Fund and Oppenheimer
                                                          Enterprise Fund.  Formerly
                                                          Managing Director of Buckingham
                                                          Capital Management.

Gary Tyc, Vice President,
Assistant Secretary and
Assistant Treasurer                                       Assistant Treasurer of the
                                                          Distributor and SFSI.

Ashwin                                                    Vasan,  Vice President
                                                          An   officer    and/or
                                                          portfolio  manager  of
                                                          certain    Oppenheimer
                                                          funds.

Dorothy Warmack,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer funds.

Jerry A. Webman,
Senior                                                    Vice         President
                                                          Director     of    New
                                                          York-based  tax-exempt
                                                          fixed           income
                                                          Oppenheimer     Funds;
                                                          Formerly      Managing
                                                          Director   and   Chief
                                                          Fixed           Income
                                                          Strategist          at
                                                          Prudential      Mutual
                                                          Funds.

Christine Wells,
Vice President                                            None.

Joseph Welsh,
Assistant Vice President                                  None.

Kenneth B. White,

                                                       -89-




Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds; a Chartered Financial
                                                          Analyst; Vice President of
                                                          HarbourView; prior to March, 1996
                                                          he was an equity portfolio
                                                          manager for Panorama Series Fund,
                                                          Inc. and other mutual funds and
                                                          pension funds managed by G.R.
                                                          Phelps.

William L. Wilby,
Senior                                                    Vice    President   An
                                                          officer         and/or
                                                          portfolio  manager  of
                                                          certain    Oppenheimer
                                                          funds;  Vice President
                                                          of HarbourView.

Carol Wolf,
Vice President                                            An officer and/or portfolio
                                                          manager of certain Oppenheimer
                                                          funds; Vice President of
                                                          Centennial; Vice President,
                                                          Finance and Accounting and member
                                                          of the Board of Directors of the
                                                          Junior League of Denver, Inc.

Robert G. Zack,
Senior Vice President and
Assistant Secretary                                       Associate General Counsel of the
                                                          Adviser; Assistant Secretary of
                                                          the Oppenheimer Funds; Assistant
                                                          Secretary of SSI, SFSI; an
                                                          officer of other Oppenheimer
                                                          Funds.

Arthur J. Zimmer,
Vice                                                      President  An  officer
                                                          and/or       portfolio
                                                          manager   of   certain
                                                          Oppenheimer     funds;
                                                          Vice    President   of
                                                          Centennial.


The Oppenheimer Funds include the New York-based Oppenheimer Funds, the Denver-based Oppenheimer Funds, and the Quest/Rochester Funds, set forth below:



New York-based Oppenheimer Funds
--------------------------------
Oppenheimer Multiple Strategies Fund
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Discovery Fund

Oppenheimer Enterprise Fund
Oppenheimer Global Emerging Growth Fund
Oppenheimer Global Fund
Oppenheimer Global Growth & Income Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer International Growth Fund
Oppenheimer Money Market Fund, Inc.
Oppenheimer Multi-Sector Income Trust
Oppenheimer Multi-State Municipal Trust
Oppenheimer New York Municipal Fund
Oppenheimer Fund
Oppenheimer Series Fund, Inc.
Oppenheimer Municipal Bond Fund
Oppenheimer U.S. Government Trust
Oppenheimer World Bond Fund
Oppenheimer Developing Markets Fund

Denver-based Oppenheimer Funds
------------------------------
Centennial America Fund, L.P.
Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust
Daily Cash Accumulation Fund, Inc.
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Equity Income Fund
Oppenheimer High Yield Fund
Oppenheimer Integrity Funds
Oppenheimer International Bond Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer Main Street Funds, Inc.
Oppenheimer Strategic Income Fund
Oppenheimer Strategic Income & Growth Fund
Oppenheimer Municipal Fund
Oppenheimer Total Return Fund, Inc.
Oppenheimer Variable Account Funds
Panorama Series Fund, Inc.
The New York Tax-Exempt Income Fund, Inc.

Quest/Rochester Funds
---------------------------------
Oppenheimer Quest Global Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Quest For Value Funds
Oppenheimer Bond Fund For Growth
Rochester Fund Municipals
Limited-Term New York Municipal Fund


     The address of OppenheimerFunds, Inc., the New York-based
Oppenheimer Funds, Quest funds, OppenheimerFunds Distributor, Inc.,

HarbourView Asset Management Corp., Oppenheimer Partnership
Holdings, Inc., and Oppenheimer Acquisition Corp. is Two World
Trade Center, New York, New York 10048-0203.


     The address of the Denver-based Oppenheimer Funds, Shareholder Financial Services, Inc., Shareholder Services, Inc., OppenheimerFunds Services,
Centennial Asset Management Corporation, Centennial Capital Corp., and Oppenheimer Real Asset Management, Inc. is 6803 South Tucson Way, Englewood, Colorado 80112.


     The address of MultiSource Services, Inc. is 1700 Lincoln
Street, Denver, Colorado 80203.


     The address of Oppenheimer Bond Fund For Growth, Rochester
Fund Municipals and Limited Term New York Municipal Fund is 350
Linden Oaks, Rochester, New York 14625-2807.


Item 31.    Location of Accounts and Records.

          All accounts, books and other documents, required to be maintained by the Registrant under Section 31(a) of the Investment Company Act of 1940 and the Rule thereunder are maintained by OppenheimerFunds, Inc. at its offices at 6803 South Tucson Way, Englewood, Colorado 80112.


Item 32.             Management Services.

          The Registrant is not a party to any management-related service contract not discussed in Part A of this Registration Statement.

Item 33.             Undertakings.

          1. The Registrant undertakes to suspend the offering of the shares covered hereby until it amends its prospectus if (1) subsequent to the effective date of this Registration Statement, its net asset value per share declines more than 10 percent from its net asset value per share as of the effective date of this Registration Statement, or (2) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

          2.         Inapplicable
          3.         Inapplicable
          4.         Inapplicable
          5.         Inapplicable
          6.         Inapplicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 21st day of February, 1997.

                                            OPPENHEIMER WORLD BOND FUND

                                            By: /s/ Bridget A. Macaskill*
                                                -------------------------------
                                                Bridget A. Macaskill, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                  Title                     Date
----------                  -----                    ----

/s/ Leon Levy*             Chairman of the
--------------             Board of Trustees        March 27, 1997
Leon Levy

/s/ Donald W. Spiro*       Vice Chairman of the
-------------------        Board of Trustees        March 27, 1997
Donald W. Spiro

/s/ Bridget A. Macaskill*  President & Trustee      March 27, 1997
------------------------
Bridget A. Macaskill

/s/ George Bowen*          Treasurer and
-----------------          Principal Financial
George Bowen               Accounting Officer       March 27, 1997

/s/ Robert G. Galli*       Trustee                  March 27, 1997
-------------------
Robert G. Galli

/s/ Benjamin Lipstein*    Trustee                  March 27, 1997
----------------------
Benjamin Lipstein

/s/ Elizabeth B. Moynihan*  Trustee                March 27, 1997
---------------------
Elizabeth B. Moynihan

/s/ Kenneth A. Randall*  Trustee                   March 27, 1997
----------------------
Kenneth A. Randall

/s/ Edward V. Regan*    Trustee                    March 27, 1997
--------------------
Edward V. Regan

                                                       -93-




/s/ Russell S. Reynolds, Jr.*   Trustee           March 27, 1997
------------------------
Russell S. Reynolds, Jr.

/s/ Pauline Trigere*     Trustee                  March 27, 1997
-------------------
Pauline Trigere

/s/ Clayton K. Yeutter*    Trustee                    March 27, 1997
-----------------------
Clayton K. Yeutter


*By: /s/ Robert G. Zack
    --------------------------------
    Robert G. Zack, Attorney in Fact


                                            OPPENHEIMER WORLD BOND FUND
                                             Registration No. 811-5670


            Post-Effective Amendment No. 12


                                                 Index to Exhibits


Exhibit No.                Description

24(1)(h)                   Independent Auditor's Consent




                                                       -95-